As filed with the Securities and Exchange Commission on April 10, 2015

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LOCAL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	33-0849123
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

7555 Irvine Center Drive

Irvine, California 92618

(949) 784-0800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Frederick Thiel

7555 Irvine Center Drive

Irvine, California 92618

(949) 784-0800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Scott D. Olson, Esq.

274 Broadway

Costa Mesa, CA 92627

(310) 985-1034

Approximate date of commencement of proposed sale to the public:

From time to time after the effective date hereof.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this form are to be offered on a delayed or continued basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Common stock, $0.00001 par value per share, issuable upon the conversion of Series A Notes	8,255,266	$0.41(2)	$3,384,659	$393.30
Common stock, $0.00001 par value per share, issuable upon the exercise of warrants	7,758,091	$0.41(3)	$3,180,817	$369.61
Common stock, $0.00001 par value per share, issuable for interest in lieu of cash	2,631,994	$0.41(2)	$1,079,118	$125.39
Common stock, $0.00001 par value per share, issuance in other circumstances(4)	4,661,337	$0.41(2)(4)	$1,911,148	$222.08
Total	23,306,688		$9,555,742	$1,110.38

(1)	All 23,306,688 shares registered pursuant to this registration statement are to be offered by the selling stockholders. Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), this registration statement also covers such number of additional shares of common stock to prevent dilution resulting from stock splits, stock dividends or similar events or as a result of price adjustment provisions contained in the warrants. Except for up to 23,306,688 shares of our common stock registered pursuant to this registration statement, this registration statement specifically does not cover an indeterminate number of additional shares of common stock that could become issuable by the Company to the selling stockholders in the event the Company undertakes certain issuances of Common Stock or convertible securities at prices lower than the then-current conversion price for the Series A Notes or the then-current exercise price for such warrants and certain share and conversion price adjustments are triggered. In such an event, we will file a new registration statement to cover the additional shares issuable.
(2)	Estimated solely for purposes of calculating the amount of the registration fee in accordance with Rule 457(c) under the Securities Act based on the average of the high and low sales prices of the Registrant’s common stock on the Nasdaq Capital Market on March 26, 2015, which was approximately $0.41.
(3)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(g) under the Securities Act.
(4)	Represents an additional 4,661,337 shares of common stock, $0.00001 par value per share, that may become issuable in the event certain provisions of the Financing documents are subsequently triggered, including in the event the Company undertakes certain issuances of Common Stock or convertible securities at prices lower than the then-current conversion price for the Series A Notes or the then-current exercise price for such warrants and certain share and conversion price adjustments are triggered.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders are not soliciting offers to buy these securities in any state in which such offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 10, 2015

PROSPECTUS

23,306,688 Shares

Local Corporation

Common Stock, par value $0.00001 per share

This prospectus relates to the sale or other disposition of up to an aggregate of 23,306,688 shares of our common stock offered by the selling stockholders identified in this prospectus or their transferees (hereinafter, the “offered shares”). All of the offered shares are issuable, or may in the future become issuable, with respect to securities issued in connection with a private placement financing by us consummated on March 12, 2015 (the “Financing”), including 8% Convertible Series A Notes in the aggregate principal amount of $4,568,056 (the “Series A Notes”), convertible into 8,255,266 shares of common stock at the current conversion price of $0.5534, as may be adjusted from time to time in accordance with the provisions of the Series A Notes (the “Series A Conversion Price”), and warrants to acquire up to 7,758,091 shares of common stock (the “Warrants”). The shares of common stock being offered for resale by the selling stockholders pursuant to this prospectus include: shares of common stock which may be issued to selling stockholders as a result of conversion of the Series A Notes; shares of common stock which may be issued in payment of interest on the Series A Notes; shares of common stock issuable upon the exercise of the Warrants; or shares of common stock issuable upon certain stock dividends, split, combinations, distributions, as described in further detail at page 38.

The Series A Notes contain provisions which allow for interest obligations under the Series A Notes to be paid in shares of Common Stock discounted to the lesser of (i) the Series A Conversion Price (as defined herein) then in effect and (ii) 80% of the quotient of (x) the sum of the volume weighted average price of the Common Stock for each of the five consecutive trading days immediately preceding such Series A Interest Date, divided by (y) five (as adjusted for stock splits, stock dividends, recapitalizations and similar events). Since the price at which our Common Stock is converted into the interest obligation amount is at a discount to the market price and there is no guarantee as to what the market price will be, a potentially unlimited number of additional shares of our Common Stock could be used to pay these obligations. The prospectus attached to this Registration Statement may be used for the resale of shares of Common Stock issued in this manner, but only in the amounts registered above.

The selling stockholders identified in this prospectus, or their pledges, donees, transferees or other successors in interest, may offer and sell the shares of common stock being offered by this prospectus from time to time in public or private transactions, or both. These sales may occur at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The selling stockholders may sell shares to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders, the purchasers of the shares, or both. See “Plan of Distribution” for a more complete description of the ways in which the shares may be sold.

We will not receive any proceeds from the sale of the shares by the selling stockholders. We may, however, receive proceeds in the event that some or all of the warrants held by the selling stockholders are exercised for cash. We are paying the expenses incurred in registering these shares.

You should carefully read this prospectus as well as any document incorporated by reference, before buying any of the common stock being offered.

Our common stock is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and is listed on the Nasdaq Capital Market under the symbol “LOCM.” The last reported sale price of our common stock on March 26, 2015, was $0.41 per share. You are urged to obtain current market quotations for the common stock. As of March 26, 2015, the aggregate market value of our outstanding common stock held by non-affiliates was $8.3 million based on 20,117,388 shares of outstanding common stock, of which 3,188,796 shares are held by non-affiliates, and a per share price of $0.41 based on the closing sale price of our common stock as quoted on the Nasdaq Capital Market on March 26, 2015.

Investing in our common stock involves a high degree of risk. You should carefully review the risks and uncertainties described under the heading “Risk Factors” beginning on page 11 and contained under similar headings in the other documents that we incorporate by reference into this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE, TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is [            ], 2015

-i-

ABOUT THIS PROSPECTUS

We urge you to carefully read this prospectus, together with the information incorporated herein by reference as described under the heading “Where You Can Find More Information,” before buying any of the securities being offered.

You should rely only on the information that we have provided or incorporated by reference in this prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with different information. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representation. This prospectus is an offer to sell only the securities offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information in this prospectus is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under the heading “Where You Can Find More Information.”

PROSPECTUS SUMMARY

To fully understand this offering by the selling stockholders and its consequences to you, you should read the following summary along with the more detailed information and our consolidated financial statements and the notes to those financial statements incorporated by reference in this prospectus. In this prospectus, the words “we,” “us,” “our” and similar terms refer to Local Corporation, a Delaware corporation, unless the context provides otherwise.

Business Overview

We are a leading technology and advertising company that provides our search results to consumers who are searching online for local businesses, products and services. Our search results consist primarily of local business listings that we aggregate, index, normalize and syndicate using our sophisticated technology platforms. We provide our search results through our flagship Local.com website and through other proprietary websites (“Owned and Operated” or “O&O”) and to a network of approximately 1,000 other websites that rely on our search syndication services to provide local search results to their own users (“Network”). We generate revenue from a variety of ad units we place alongside our search results, which include pay-per-click, pay-per-call, and display (banner) ad units, including video.

Our principal products include our Local.com website, which reaches approximately 20 million monthly unique visitors (“MUVs”) each month, and our search syndication services, which provide either hosted business or product directories as well as display and ad fee solutions to a network of partner websites, which reach approximately 5 million MUVs.

We launched Local.com in August of 2005 and our local syndication network in July 2007.

We have developed our intellectual property over many years, and today we consider ourselves experts in the areas of local search, search engine marketing, search engine optimization, search syndication/analysis and reporting at large scale, internet indexing and normalizing. We have been issued fourteen patents and have a number of applications pending.

Our Consumer Properties includes our O&O business and our Network business. O&O accounted for 53% and 47% of our revenue for the years ended December 31, 2014 and 2013, respectively, and Network, our most profitable revenue source, accounted for 47% and 54% of our revenue for the years ended December 31, 2014 and 2013, respectively. At the beginning of 2013, we ceased our direct small and medium sized businesses (“SMB”) sales efforts, recording an immaterial amount of revenue relating to this business unit for fiscal 2013.

We develop and deploy new products, technologies and services across our business in order to enhance the experience of our users, and the value to our partners and our advertisers. Two important performance indicators for our business are our reach to consumers, and the rate at which we monetize that reach using ads. We have had great success in growing our reach, ending 2013 at or near records of mobile search traffic. However, during 2014 we experienced monetization declines due to both declines in revenue per click from our largest ad partner and due to ad policy changes from our largest source of traffic.

Industry Overview

The Local Search Market

According to BIA/Kelsey, U.S. local online advertising revenue is projected to reach $140.7 billion in 2015. “Local search,” that is, searches for products, services and businesses within a geographic region, is an increasingly significant segment of the online advertising industry. Local search allows consumers to search for local businesses’ products or services by including geographic area, zip code, city and other geographically targeted search parameters in their search requests—such as entering “florists in Irvine, CA.” In addition, BIA/Kelsey estimates that the local search market in the U.S. will grow from $6.3 billion in 2013, to $8.6 billion by 2017.

The Mobile Shopping Opportunity

The consumer shift to mobile devices presents a tremendous opportunity for us. Today, consumers are using their mobile devices more than ever before to search for local products and services. In fact, our research says that over 76% of consumers access local retail store information from their smartphones. According to Forrester Research, the online to offline market opportunity is five times greater than everything sold online today. The market for web influenced sales to the retail store is almost $690 billion.

Why Local Search Matters

Consumers who conduct local searches for businesses and products on the Internet (“local searchers”) tend to convert into buying customers at a higher rate than other types of Internet users. As a result, advertisers often pay a significant premium to place their ads in front of local searchers on websites like Local.com, our Network partner websites and other third party partner websites.

Our Local Solution

We believe that our local search results delivered to our Local.com website and app and our Network partners, provide the following benefits to consumers using our services, our Network publishing partners and advertisers (whether our own or our partners):

•	Access to a Large Number of Local Business Listings and Local Content. With over 12 million local businesses indexed using our proprietary technology, we offer users of our websites and Network partner websites and our third party partners with a resource for local businesses in their area, including various photographs, user ratings and reviews, video, coupons and hours of operations, among other things. We believe that our ability to aggregate this content and deliver relevant, targeted results in response to user search queries ensures our users and those accessing our partner websites with a good experience when using our services. When an advertiser’s targeted ad listing is combined with a large pool of similarly targeted ad listings, we believe our advertisers have a better chance of reaching their target audience. Additionally, we believe the combination of user and advertiser satisfaction with our local search service is important to the acceptance of our service by our Network partners and the success of our Local.com website.

•	Access to a Desirable Demographic of Decision-Makers. Our patented and proprietary technology allows us to consolidate an amalgamated and disparate set of local business, information and other data and combine it into a targeted, highly relevant results-set, which is presented in a useful and compelling manner.

•	Targeted Advertising. We believe that search-based advertising delivers a more relevant list of businesses, products and services for our users because advertisers generally only pay for keywords, categories and regions that are related to the products and services they offer. By providing access to our users via performance, display and subscription ad units, businesses can target consumers at the exact time a consumer has demonstrated an interest in what that business has to offer. As a result of our core demographic, we believe that local and commercial searches performed on Local.com tend to convert into buying customers at a higher rate than many other types of search traffic. As a consequence, there is competition from third-parties to place their advertiser listings on our website, which along with our direct advertisers and growing local display advertising offerings drives monetization of our traffic. We believe that our users’ propensity to buy correlates with the value of our traffic, and explains, in part, why Local.com monetizes its search traffic at higher levels than other types of search traffic.

Consumer Properties

O&O, consisting primarily of Local.com, is our largest source of revenue and reaches approximately 20 million MUVs. Our product is our Local.com search engine, which is a top site in the United States by traffic and provides our users with relevant local business listings, product and services, among other things. Consumers reach Local.com by coming directly to our site or via our search engine optimization (“SEO”) efforts, which means they find our listing using the major search engines. The majority of our users find us via search engine marketing (“SEM”) campaigns on the major search engines. We generate ad revenues from those users by placing a variety of ad products alongside the search results we display to our Local.com users, regardless of how our users found us.

Our Network, which reaches over 5 million MUVs, is our second largest source of revenue and is our largest gross margin business by percentage and in real dollars. Our product is a nationwide database of local business and product listings along with ad feeds which monetize those listings. We provide our product in the form of a hosted solution or via an ad feed solution. Our hosted solution is designed to generate SEO traffic to our partners’ sites and this helps those partners to increase their reach to new online users. As with Local.com, we monetize those users with ads placed alongside our content and we share revenue generated from those ads with our partners. Our ad feed solution is provided to sites that prefer to maintain their own look-and-feel and we share revenues in a similar fashion. Our Network consists of approximately 1,000 partner websites, such as local newspaper, television websites and other third party online publishers. We have twelve month auto-renewing agreement terms with the majority of our partners. Our Network enables us to reach a larger audience than we can reach through our Owned and Operated properties and platforms alone.

Our Strategy

We believe that we are at the forefront of a large and long-term business opportunity presented by the shift of local marketing budgets from traditional media formats to digital media formats and to mobile. Our strategy for pursuing this opportunity includes the following key components:

•	Increase growth drivers. Key to driving our growth is the expansion of both our reach (the number of MUVs we serve) and the monetization of that reach (how much ad revenue we generate from those users) across desktop and mobile.

•	Diversify product offerings and revenue sources. Over the last few years, we have taken steps to diversify our revenue sources. We recently launched several new initiatives and ad formats, including our pre-roll video ad network and our increased programmatic efforts to diversify our offerings and revenue sources. We believe our development and acquisition efforts also represent a point of differentiation from an increasingly crowded field in online advertising. We believe that a diversity of offerings will differentiate us from certain of our competitors that may offer only one or two of our services, but not the full suite of our product offerings which we believe appeals to our customers and partners alike.

•

Increase organic traffic. Our O&O growth strategy continues to be focused on increasing organic traffic to our websites, which includes organic and SEO traffic and expanding the monetization of the users we reach today. We believe that adding more content and presenting that content in a useful way to our users, will ultimately drive more organic and SEO traffic over time, both of which are our high margin traffic sources, compared to

SEM sourced traffic. We plan to add more content to the website by launching verticals that appeal to our core demographic—for example: shopping; education; and health & wellness. If we are able to increase the amount of type-in and SEO traffic that our Local.com website receives, we may be able to reduce our reliance on lower-margin traffic we acquire from other search engines.

•	Add new targeted brands, products and services. We also expect to add new brands, products and services to our O&O business unit over time. Additionally, we anticipate that much of the content we develop or acquire for our own O&O properties may also be useful to enhance the product and content offerings we make to our Network partners. In December 2012, we announced the launch of certain vertical sites that focus on lead generation opportunities and expand our monetization methods and in January 2013, we announced the launch of the United Kingdom (“UK”) version of our Local.com site to expand the geographic footprint of our offering.

•	Optimize monetization. As an ongoing initiative, we continuously look to optimize the monetization of traffic reaching our domains. In particular, we apply scientific methodology when testing new user experiences that lend to both higher monetization/margin opportunities as well as an enhanced user experience.

•	Add Network websites and expand Network content. Our Network growth strategy includes: adding new websites; expanding the content and products available to our Network partners; growing the user base of our existing products through SEO efforts and content expansion; and improving our overall monetization per visitor through continued page optimization. We believe that expanded distribution increases our value in the local search ecosystem, thereby attracting new advertisers. This, in turn, allows us to compete for expanded distribution, creating what we feel is a virtuous cycle, with strategic defensibility originating from our significant base of traffic on our O&O properties.

•	Deploy new products on the Network. We continue to develop new products for our Network partners with the intention of driving additional revenue and creating many new opportunities and channels with the intention of building a stronger and more defensible long term relationship with our Network partners.

Products and Services

We offer a range of local search advertising products and services. Our Consumer Properties products are consumer facing web sites specializing in providing local search results to consumers on the Internet. We use a combination of our proprietary Keyword DNA™ and geographic web indexing technologies to provide relevant search results for local business, products and services and sponsored listings. We generate revenue each time an Internet user initiates a search on our sites and network and clicks-through on a sponsored listing from our advertisers. We also generate revenue from monthly fee arrangements and display advertising (banners).

•	Local.com Website and App. Local.com reaches approximately 20 million MUVs and provides users with relevant local business listings, product and services, among other things. Consumers reach Local.com by coming directly to our site or via our SEO efforts. The majority of users find Local.com and its app via SEM campaigns on the major search engines. We generate ad revenues from those users by placing a variety of ad products alongside the search results we display to our Local.com users, regardless of how our users found us.

•	Hosted Network. Our syndication network consists of approximately 1,000 partner websites and reaches over 5 million MUVs. Our Network product is a nationwide database of local business and product listings along with ad feeds which monetize those listings. We provide our product in the form of a hosted solution designed to generate SEO traffic to our partners’ sites and this helps those partners to increase their reach to new online users. As with Local.com, we monetize those users with ads placed alongside our content, and we share revenue generated from those ads with our partners.

•	Syndication Network. Our syndication network product is a nationwide database of local business and product listings along with ad feeds which monetize those listings provided via a feed solution. Our ad feed solution is provided to sites that prefer to maintain their own look-and-feel, and we share revenues with those partners based on how consumers on their sites interact with the ad feeds.

•	Display and Pre-Roll Video Networks. Our display and pre-roll video networks provide advertisers with additional reach and exposure for their brands through distribution of customized display and pre-roll ads through networks of industry-leading content publishers and sites. The growing networks distribute relevant and targeted display and video content from hundreds of advertisers to consumers on hundreds of top sites, including the Company’s flagship Local.com site. The network provides advertisers with impression-level targeted buying, brand-safe inventory access and advanced audience personalization capabilities.

Technology, Research and Development

We make our services available to advertisers and consumers through a combination of our own proprietary technology and commercially available technology from industry leading providers.

We believe that it is important that our technologies be compatible with the systems used by our partners. In addition to our own proprietary technology platforms, we rely upon third parties to provide hosting services, including hardware support and service and network coordination.

Our research and development efforts are focused on developing new services and enhancing our existing services to provide additional features and functionality that we believe will appeal to our advertisers and consumers. Our research and development efforts also include the development and implementation of business continuity and disaster recovery systems, improvement of data retention, backup and recovery processes. As of December 31, 2014, we had 22 employees in product and technical development.

Our research and development expenses were $5.7 million and $6.6 million for the years ended December 31, 2014 and 2013, respectively.

Keyword DNA™/Web Indexing Technology

Our Keyword DNA and patented web indexing technologies are our proprietary methods for indexing large amounts of data, and are critical to Local.com. Our technology enables consumers to search for products and services in their local area. Our technology then attempts to locate the appropriate business listings by searching as many different data sources as directed to provide highly relevant results. Unlike other search engine technologies, our web indexing technology is designed to return only the businesses that supply, or are likely to supply, the appropriate product or service in a given geographic area. Keyword DNA does not return results based upon information that may appear on a website. We believe that our methodology increases the relevancy of geographically targeted search results.

Competition

The online local advertising market is intensely competitive. Our competitors include the major search engines, Google, Yahoo and Microsoft Corporation’s (“Microsoft”) Bing (“Bing”), as well as online directories and city guides, such as Yellowpages.com and Dex. We partner with many of our competitors. We believe that increasingly more companies will enter into the local advertising market, especially local search. Also, as we enter new business lines, we will have new competitors to consider in those business lines. Although we currently pursue a strategy that allows us to partner with a broad range of websites and search engines, our current and future partners may view us as a threat to their own local advertising services. We believe that the principal competitive factors in our local advertising market are network size, revenue sharing agreements, services, convenience, accessibility, customer service, data quality, quality of tools, quality of editorial review and reliability and speed of fulfillment of advertising needs and requirements across the Internet infrastructure.

We also compete with other online advertising services as well as traditional offline media such as television, radio and print, for a share of businesses’ total advertising budgets. Many of our competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Our competitors may secure more favorable revenue sharing agreements with network distributors, devote greater resources to marketing and promotional campaigns, adopt more aggressive growth strategies and devote substantially more resources to website and systems development than we do.

The online advertising industry has experienced consolidation, including the acquisitions of companies offering local paid-search services. Industry consolidation may result in larger, more established and well-financed competitors with a greater focus on local advertising services. If this trend continues, we may not be able to compete in the local advertising market and our financial results may suffer.

Local online search and more specifically local mobile search is still growing at a fast pace, and as a result, it is difficult to determine our current market share, or predict our future market share. However, we have a number of competitors with greater experience and resources than we have, including Google, Yahoo and Microsoft, among many others, that have announced an intention to increase their focus on local search with regard to U.S. online advertising.

The U.S. online advertising industry, including the local search segment, is regularly impacted and changed by new and emerging technologies, including, for instance, ad targeting and mobile technologies, as well as the increased fragmentation of the online advertising industry in general, from different technology platforms, to different advertising formats, targeting methodologies and the like. Those companies within our industry who are able to quickly adapt to new technologies, as well as offer innovations of their own, have a better chance of succeeding than those that do not.

Additionally, larger companies may implement technologies into their search engines or software that make it less likely that consumers will reach, or execute searches on, Local.com and less likely to access our partners’ sponsored listings. If we are unable to successfully compete against current and future competitors, or if our current network partners choose to rely more heavily on their own distribution networks in the future, our operating results will be adversely affected.

Major Customers

We have two customers that each represents more than 10% of our total revenue. Our largest advertising partner, Yahoo, represented 43% and 46% of our total revenue for the years ended December 31, 2014 and 2013, respectively. Our second largest advertising partner, Google, represented 31% and 26% of our total revenue for the years ended December 31, 2014 and 2013, respectively. Our relationship with Google, which began in August 2011, extends through September 2015 and our relationship with Yahoo continues until October 2017, subject to certain early termination provisions in both cases. As with each of the above, generally all of our partners are short term in nature. There can be no assurance that our agreements with Google, Yahoo or any of our other partners, will be renewed upon, or prior to, their scheduled expiration. If those agreements are renewed, there can be no assurance that it will be on terms as favorably as those we currently have with such partners. If those agreements are not renewed, there can be no assurance that we will be able to find alternative partners on terms as favorable as those we currently have, if at all. The loss of Google and/or Yahoo as a partner and a failure to replace with additional partners would have a material adverse effect on our operating results. See “Risk Factors—Risks Related to our Business—Two of our partners, Google and Yahoo, have historically provided a substantial portion of our revenue and the loss of either Google or Yahoo would have a material adverse effect on our operating results” and “Risk Factors—Risks Related to our Business—A significant portion of the traffic to our Local.com website is acquired from other search engines, mainly google.com. The loss of the ability to acquire traffic or otherwise generate revenues and increases in the amounts paid to acquire such traffic could have a materially adverse effect on our financial results.”

In July 2013, Google made some changes related to bidding for mobile and desktop advertising campaigns and in 2014 Google made additional editorial change requests both of which had a negative impact on our traffic and monetization of such traffic. While we continue to pursue strategies that will minimize the impact of lowered monetization from any of our advertising partners, we cannot give assurances that our efforts will be successful. If we are unable to maintain our anticipated level of monetization from our advertising partners in the near term, or successfully diversify our revenues to sources outside of the search marketing industry in general, our business and financial results may be materially harmed.

Major Suppliers and Advertising Costs

We advertise on other search engine websites, primarily Google.com, but also Yahoo.com and Bing.com and others, by bidding on certain keywords we believe will drive consumers to our Local.com website. Approximately 76% and 57% of the traffic on our Local.com website and network partner websites was acquired through SEM campaigns on other search engine websites during the years ended December 31, 2014 and 2013, respectively. During the year ended December 31, 2014, advertising costs to drive consumers to our Local.com website were $36.4 million, of which $28.6 million and $5.1 million was attributable to Google and Yahoo!, respectively. During the year ended December 31, 2013, advertising costs to drive consumers to our Local.com website were $35.9 million, of which $27.4 million and $6.1 million was attributable to Google and Yahoo!, respectively. We are dependent on the advertising we do with other search engines, especially Google and Yahoo, to drive consumers to our Local.com website in order to generate revenue from searches and other actions they may undertake while at Local.com. If we were unable to advertise on these websites, or the cost to advertise on these websites increases, our financial results will suffer. While our strategy is to decrease our dependence on advertising with other search engines by diversifying our revenue streams outside of the search engine marketing business, as well as by growing our organic traffic through repeat usage, better content, and increased search engine optimization efforts, we cannot guarantee that these efforts will be successful or that we will not remain dependent on advertising with other search engines to secure the large majority of consumers who visit Local.com.

Intellectual Property

Our success and ability to compete are substantially dependent upon our internally developed technology and data resources. We seek to protect our intellectual property through existing laws and regulations, as well as through contractual restrictions. We rely on trademark, patent and copyright law, trade secret protection and confidentiality and license agreements with our employees, customers, partners and others to protect our intellectual property.

We own the registered trademarks for “Local.com,” “Krillion,” “Keyword DNA,” “Local Promote,” “Local Connect” and “Pay Per Connect,” among others, in the United States. We may claim trademark rights in, and apply for registrations in the United States for a number of other marks.

We have been issued fourteen patents by the United States Patent and Trademark Office:

•	Methods and Systems for a Dynamic Networked Commerce Architecture which was issued on June 13, 2006, and the expiration date of which as determined based on patent term adjustment as calculated by the U.S. Patent and Trademark Office (“USPTO”) is February 26, 2023;

•	Methods and Systems for Enhanced Directory Assistance Using Wireless Messaging Protocols which was issued on April 3, 2007, and the expiration date of which as determined based on patent term adjustment as calculated by the USPTO is May 25, 2024;

•	Methods and Apparatus of Indexing Web Pages of a Web Site for Geographical Searching Based on User Location which was issued on June 12, 2007, the expiration date of which as determined based on patent term adjustment as calculated by the USPTO is May 3, 2025;

•	Methods and Systems for Enhanced Directory Assistance Services in a Telecommunications Network, which was issued on September 29, 2009, and the expiration date of which as determined based on patent term adjustment as calculated by the USPTO is January 3, 2026;

•	Methods and Systems for Enhanced Directory Assistance Using Wireless Messaging Protocols, which was issued on May 11, 2010, and the expiration date of which as determined based on patent term adjustment as calculated by the USPTO is July 30, 2023;

•	Methods and Apparatus Providing Local Search Engine, which was issued on October 26, 2010, and the expiration date of which as determined based on patent term adjustment as calculated by the USPTO is January 25, 2026;

•	System and Method for Generating a Search Query Using a Category Menu, which was issued on February 15, 2011, and the expiration date of which as determined based on patent term adjustment as calculated by the USPTO is December 4, 2023;

•	System for Providing Localized Shopping Information, which was issued on October 4, 2011, and the expiration date of which as determined based on a patent term adjustment as calculated by the USPTO is June 11, 2027;

•	Search Engine and Indexing Techniques, which was issued on May 8, 2012, and the expiration date of which as determined based on a patent term adjustment as calculated by the USPTO is September 22, 2030;

•	Enhanced Directory Assistance Services in a Telecommunications Network, which was issued on November 6, 2012, and the expiration date of which as determined based on a patent term adjustment as calculated by the USPTO is July 8, 2023;

•	System and Method for Bulk Web Domain Generation and Management, which was issued on November 13, 2012, and the expiration date of which as determined based on a patent term adjustment as calculated by the USPTO is March 12, 2030; and

•	Methods and Systems for Enhanced Directory Assistance Using Wireless Messaging Protocols, which was issued on January 22, 2013, and the expiration date of which was determined based on a patent term adjustment as calculated by the USPTO is April 5, 2027.

•	Methods and Systems in which semantically related keywords may be utilized to locate relevant fee generating advertisements in the event that no advertisements are associated with the originally submitted keyword(s) in a search query, which was issued on May 13, 2014, and the expiration date of which was determined based on patent term adjustment calculated by the USPTO is August 11, 2030.

•	Search Engine and Indexing Techniques, which was issued on March 3, 2015, and the expiration date of which as determined based on patent term adjustment as calculated by the USPTO is January 10, 2025.

We have patent applications pending related to a variety of business and transactional processes associated with paid-search and other cost-per-event advertising models in different environments, including pay per call advertising. We may consolidate some of our current applications and expect to continue to expand our patent portfolio in the future. We cannot assure you, however, that any of these patent applications will be issued as patents, that any issued patents will provide us with adequate protection against competitors with similar technology, that any issued patents will afford us a competitive advantage, that any issued patents will not be challenged by third parties, that any issued patents will not be infringed upon or designed around by others, or that the patents of others will not have a material adverse effect on our ability to do business. Furthermore, our industry has been subject to frequent patent-related litigation by the companies and individuals that compete in it. The outcome of ongoing litigation or any future claims in our industry could adversely affect our business or financial prospects. On March 9, 2015, the Company entered into a securities purchase agreement relating to the sale and issuance of senior convertible notes. This agreement obligates us to sell these patents by December 31, 2015. (see Note 9 to consolidated financial statements).

Government Regulation

Like many companies, we are subject to existing and potential new government regulation. There are, however, comparatively few laws or regulations specifically applicable to Internet businesses. Accordingly, the application of existing laws to Internet businesses, including ours, is unclear in many instances. There remains significant legal uncertainty in a variety of areas, including, but not limited to: advertising, content regulation, privacy, consumer protection, defamation, child protection, advertising to and collecting information from children, taxation and billing, among others.

Compliance with federal laws relating to the Internet and Internet businesses may impose upon us significant costs and risks, or may subject us to liability, if we do not successfully comply with their requirements, whether intentionally or unintentionally. Specific federal laws that impact our business include: The Digital Millennium Copyright Act of 1998; The Communications Decency Act of 1996; The Children’s Online Privacy Protection Act of 1998 (including related Federal Trade Commission regulations); The Protect Our Children Act of 2008; and The Electronic Communications Privacy Act of 1986, any amendments to each of the foregoing, among others. For example, the Digital Millennium Copyright Act, which is in part intended to reduce the liability of online service providers for listing or linking to third-party websites that include materials that infringe the rights of others, was adopted by Congress in 1998. If we violate the Digital Millennium Copyright Act, we could be exposed to costly and time-consuming copyright litigation.

There are a growing number of legislative proposals before Congress and various state legislatures regarding privacy issues related to the Internet generally, and some of these proposals apply specifically to paid-search businesses. We are unable to determine if and when such legislation may be adopted. If certain proposals were to be adopted, our business could be harmed by increased expenses or lost revenue opportunities, and other unforeseen ways. We anticipate that new laws and regulations affecting us will be implemented in the future. Those new laws, in addition to new applications of existing laws, could expose us to substantial liabilities and compliance costs.

Employees

As of December 31, 2014, we had 70 employees, all of whom were full-time employees: 22 were engaged in research and development; 20 in sales and marketing; 10 in cost of revenues; and 18 in general and administration. None of our employees are represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be good. Subsequent to year end we had a reduction in force which reduced the amount of employees from 70 to 60. The reduction is expected to result in annual cost savings of approximately $1.1 million.

Seasonality

Our future results of operations may be subject to fluctuation as a result of seasonality. Historically, during the fourth quarter, it is more difficult for us to acquire traffic. During the fourth quarter, other advertisers significantly increase their bid prices to acquire traffic for the holiday season, while we generally keep our bid prices consistent throughout the year. As a result, we typically acquire less traffic to our websites from our SEM efforts during the fourth quarter. The increase in bid prices is offset by an increase in CPM billings during this period. Additionally, online consumer traffic is generally lower in the third quarter, the summer months, as consumers are on vacation and spending less time on the Internet. If we are not able to appropriately adjust to seasonal or other factors, it could have a material adverse effect on our financial results.

Corporation Information

We were incorporated in Delaware in March 1999 as eWorld Commerce Corporation. In August 1999, we changed our name to eLiberation.com Corporation. In February 2003, we changed our name to Interchange Corporation. On November 2, 2006, we changed our name to Local.com Corporation. On September 14, 2012, we changed our name to Local Corporation. In addition to Local Corporation, we also currently operate under the name Local.com, which is a registered tradename of Local Corporation. Our corporate offices are located at 7555 Irvine Center Drive, Irvine, CA 92618 and we can be contacted at (949) 784-0800. We maintain a website at http://www.local.com. Our investor relations website is located at http://ir.local.com. The information contained on or connected to our website is not incorporated by reference.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and some of the documents that are incorporated by reference herein and therein contain various “forward-looking statements” within the meaning of Section 27A of the 1933 Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements may include, but are not limited to, statements about:

•	Our ability to continue as a going concern;

•	Our local search initiative;

•	Our history of incurring losses and expectation to incur losses in the future;

•	Our advertising partners may unilaterally change how they value our inventory of available advertising placements;

•	Recent changes to our website;

•	The performance of acquired assets and businesses;

•	Our ability to acquire Internet traffic and maintain our relationships with our advertising partners;

•	The failure to collect accounts receivable from Google Inc. (“Google”) and Yahoo! Inc. (“Yahoo”), which comprises a significant percentage of our total accounts receivable;

•	The development, continued adoption and use of the Internet and local search advertising services;

•	The expansion of our operations;

•	Government and legal regulations;

•	Our ability to protect our intellectual property rights;

•	The effective operation of our computer and communication systems;

•	Our technology needs and technological developments; and

•	Our estimates concerning capital requirements and need for additional financing.

In some cases, you can identify forward-looking statements by terms such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “target,” “potential,” “is likely,” “will,” “expect,” “plan,” “project,” “permit” and similar expressions intended to so identify forward-looking statements. These statements reflect our current views with respect to future events, are based on assumptions and are subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in greater detail under the heading “Risk Factors” in our SEC filings, and below the caption “Risk Factors” in this prospectus. Also, these forward-looking statements represent our estimates and assumptions only as of the date of the document containing the applicable statement. You should read this prospectus and the documents incorporated by reference herein and therein completely and with the understanding that our actual future results may be materially different from those described in forward-looking statements. We qualify the forward-looking statements in the foregoing documents by these cautionary statements. In addition, unless required by law, we undertake no obligation to update or revise any forward-looking statements to reflect new information or future events or developments. Thus, you should not assume that our silence over time means that actual events are bearing out as expressed or implied in such forward-looking statements.

RISK FACTORS

An investment in our common stock is risky. Prior to making a decision about investing in our common stock, you should carefully consider the specific risks discussed below and in the sections entitled “Risk Factors” contained in our filings with the SEC that are incorporated by reference in this prospectus. These risks and uncertainties are not the only ones facing us. Additional risks and uncertainties not presently known to us, or that we currently see as immaterial, may also harm our business. If any of the risks or uncertainties described in our SEC filings or any additional risks or uncertainties actually occur, our business, results of operations and financial condition could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you might lose all or part of your investment.

Risks Relating to our Business

Although our financial statements have been prepared assuming we will continue as a going concern, our management and our independent registered public accounting firm, in its report accompanying our consolidated financial statements as of and for the year ended December 31, 2014, believe that our recurring net losses from operations and other factors have raised substantial doubt about our ability to continue as a going concern as of December 31, 2014.

Our audited financial statements for the fiscal year ended December 31, 2014, were prepared on a going concern basis in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The going concern basis of presentation assumes that we will continue in operation for the next twelve months and will be able to realize our assets and discharge our liabilities and commitments in the normal course of business and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from our inability to continue as a going concern. Our need for additional capital and the uncertainties surrounding our ability to raise such funding, raises substantial doubt about our ability to continue as a going concern. In order for us to continue operations beyond the next twelve months and be able to discharge our liabilities and commitments in the normal course of business, we must continue our operations without further disruptions related to our ability to monetize and maintain traffic levels to our O&O and Network sites at present levels or better, realize the expense savings from our cost saving measures, have our new initiatives produce the anticipated revenues, and avoid further unforeseen cash demands, including without limitation traffic acquisition costs, litigation costs, personnel costs and development costs; and potentially raise additional funds, principally through the additional sales of our securities or debt financings to meet our working capital needs. If we are unable to continue our operations without further disruptions related to our ability to monetize and maintain traffic levels to our O&O and Network sites at present levels or better, realize the expense savings from our recently announced cost saving measures, generate revenues from new initiatives, and avoid further unforeseen cash demands, including without limitation traffic acquisition costs, litigation costs, personnel costs and development costs, further reduce expenses or raise sufficient additional capital, as needed, we may be unable to continue to fund our operations, develop our products or realize value from our assets and discharge our liabilities in the normal course of business. These uncertainties raise substantial doubt about our ability to continue as a going concern. If we become unable to continue as a going concern, we may have to liquidate our assets, and might realize significantly less than the values at which they are carried on our financial statements, and stockholders may lose all or part of their investment in our common stock.

Our financial resources are limited and we may need to raise additional capital in the future to continue our business.

As of December 31, 2014, we had cash of $2.4 million. We may be required to raise additional capital to permit us to conduct our business and to achieve our strategic growth opportunities. If we are required to raise additional capital, we cannot ensure that additional funding will be available, or if it is available, that it can be obtained on terms and conditions we will deem acceptable. Our business is subject to risks and uncertainties that may prevent us from raising additional capital or may cause the terms upon which we raise additional capital, if additional capital is available, to be less favorable to us than would otherwise be the case. If we needed to raise additional capital and were unable to do so, we may not be able to continue our business as currently contemplated or may be required to seek protection under United States federal bankruptcy law. If this were to happen our shares could lose all or substantially all of their market value.

If we are unable to raise additional capital as needed, we may not be able to grow our company and satisfy our obligations as they become due.

We have historically relied on offerings of our equity and borrowings under our debt facilities to fund our operations. For example, on April 10, 2013, we completed the offering and sale of $5.0 million of our 7% Notes. As of December 31, 2014, all $5.0 million of the 7% Notes remained outstanding. We redeemed all of our outstanding 7% Notes with the proceeds of the 2015 Notes and Warrants transaction consummated on March 12, 2015, pursuant to which we sold an aggregate of $4,568,056 Series A Notes and $4,750,000 Series B Notes (collectively, the “Notes”) and Warrants to purchase 7,708,091 shares of our Common Stock (the “Warrants”) (collectively, the “2015 Notes and Warrants Transaction”).

On August 3, 2011, we entered into a Loan and Security Agreement with Square 1 Bank (as amended to the date hereof, the “Square 1 Agreement”), replacing our debt facility with Silicon Valley Bank, which we terminated on July 29, 2011. The maturity date of the Square 1 facility was April 2, 2015. On March 9, 2015, we entered into a Financing and Security Agreement, amended on March 9, 2015, with Fast Pay Partners LLC (“Fast Pay”) creating an accounts receivable-based credit facility (the “Fast Pay Agreement”). Under the terms of the Fast Pay Agreement, Fast Pay may, at its sole discretion, purchase our eligible accounts receivables. Upon any acquisition of accounts receivable, Fast Pay will advance to us up to 80% of the gross value of the purchased accounts, up to a maximum of $10,000,000 in advances. To date, Fast Pay has advanced us a total of $1.2 million under the Fast Pay Agreement and we used the borrowings to repay a portion of our indebtedness to Square 1 Bank. Fast Pay’s obligation to make advances to us, and its willingness to make advances to us by purchasing eligible accounts receivable is subject to customary conditions for financings of this nature. If we are unable to satisfy those conditions, Fast Pay could refrain from providing financing to us, which would have a material adverse effect on our financial condition and results of operations. As a result, we will need to raise additional capital or obtain additional credit to fund our operations in the future. The failure to raise capital, or obtain credit when needed, on acceptable terms, could have a material adverse effect on our business, prospects, financial condition and results of operations and we may not be able to continue our business as currently contemplated or may be required to seek protection under United States federal bankruptcy law.

Our new accounts receivable facility with Fast Pay imposes restriction on us. Failure to comply with these restrictions could result in the acceleration of a substantial portion of such debt, which we may not be able to repay or refinance.

The Fast Pay Agreement contains covenants that are customary for accounts receivable-based financing agreements primarily related to our accounts receivable and audit rights. The failure to satisfy covenants under the Fast Pay Agreement or the occurrence of other specified events that constitute an event of default could result in the termination of the Fast Pay Agreement and/or the acceleration of our obligations under that Agreement. The Fast Pay Agreement also contains provisions relating to events of default that are customary for agreements of this type and also include a cross default provision with respect to the Notes. If Fast Pay terminated the facility, we might not have sufficient cash on hand to repay our outstanding obligations to Fast Pay or sufficient capital to fund our ongoing operations. In addition, default under the Fast Pay facility would constitute a default under the Notes.

The assessment of our liquidity is based upon significant judgments or estimates that could prove to be materially incorrect.

In assessing our current financial position and developing operating plans for the future, we have made significant judgments and estimates with respect to the potential financial and liquidity effects of our risks and uncertainties, including but not limited to:

•	our ability to meet our current projections with respect to our results of operations;

•	our ability to continue to monetize our O&O and Network sites at present levels or better;

•	our ability to maintain traffic levels to our O&O and Network sites at present levels or better;

•	our ability to control expenses effectively, including through any fluctuations in our financial performance;

•	our ability to comply with our debt covenants to FastPay and our senior convertible noteholders; and

•	the potential for additional, unforeseen cash demands, including without limitation traffic acquisition costs, litigation costs, personnel costs and development costs.

In our liquidity assessment, we assumed that our operations will continue without further disruptions through the next twelve months, including disruptions of the sort we recently experienced in the first half of 2011, the second half of 2012, throughout 2013 and in the fourth quarter of 2014 in which changes made by our primary search monetization partners, primary traffic acquisition partners, and major search engines that index our content affected the revenue per click (“RPC”) we received for advertisements on our sites, our ability to buy traffic for our sites, and the levels of organic traffic received by our sites. We intend to support operations and repay obligations with one or more of the following: cash on hand; cash from operations; credit line extensions; additional debt; and offerings of our securities.

It is possible that the actual outcome of one or more of our plans could be materially different than expected, or that one or more of our significant judgments, or estimates about the potential effects of these risks and uncertainties could prove to be materially incorrect. If one or more of these possible outcomes is realized and third-party financing is not available, that could have a material adverse impact on our liquidity, financial condition and operations.

If we are not successful with our local search initiative, our future financial performance may be affected.

Since August 9, 2005, we have been operating Local.com, a consumer facing destination website specializing in local search and content. Since the third quarter of 2007, we have been operating our local syndication network which provides local search results and local content to our publisher partners. Since the third quarter of 2009, we have been operating a distribution network that provides organic and third party advertising feeds to hundreds of websites. We have and expect to continue to invest significant amounts of time and resources in our Local.com website, local syndication network, our distribution network and other similar initiatives. We cannot assure you that we will continue to sustain or grow our current revenue from these or other local search initiatives. We also cannot assure you that we will sustain or grow the number of consumers or advertisers that use or advertise on Local.com or other network offerings. If we are unable to sustain or grow the number of consumers using and/or advertisers advertising with Local.com, our local syndication and distribution networks, and our other similar initiatives, our financial performance may be adversely affected.

We have historically incurred losses and expect to incur losses in the future, which may impact our ability to implement our business strategy and adversely affect our financial condition.

We have a history of losses. We had a net loss of $5.5 million for the year ended December 31, 2014. We also had an accumulated deficit of approximately $109 million at December 31, 2014. We cannot assure you that we will be profitable or generate sufficient profits from operations in the future. If our revenue does not grow, we may experience a loss in one or more future periods. We may not be able to reduce or maintain our expenses in response to any decrease in our revenue, which may impact our ability to implement our business strategy and adversely affect our financial condition.

Two of our partners, Google and Yahoo, have historically provided a substantial portion of our revenue and the loss of either Google or Yahoo would have a material adverse effect on our operating results.

For the years ended December 31, 2014 and 2013, we had two customers that each represented more than 10% of our total revenue. Google and Yahoo represented 31% and 43% of our total revenue, respectively, during the year ended December 31, 2014, and 26% and 46% of our total revenue for the year ended December 31, 2013, respectively.

Our contracts with advertising partners are generally short term in nature. For example, Google’s contract expires in September 2015, whereas Yahoo’s contract expires according to its terms in October 2017, subject in both cases to earlier termination rights under certain circumstances. We have received a notice from Yahoo noting that the requirements for early termination of our contract with Yahoo have been met as a result of recent traffic quality issues experienced by us.

Upon expiration or termination of these agreements, there can be no assurance that they will be renewed, or if these agreements are renewed, that we would receive the same or better economic benefits as we do under the current agreement, or involve the same amount of use of our paid-search services as currently used, or contain the same rights as they currently do, in which case our business and financial results may be harmed. Additionally, there can be no assurance that if we enter into an arrangement with alternative advertising partners, the terms would be as favorable as those under the current Google or Yahoo agreements. Even if we were to enter into an arrangement with alternative advertising partners with terms as or more favorable than those under the current agreements with Google and Yahoo, such arrangements might generate significantly lower search advertising revenues for us if the alternative advertising partners are not able to generate advertising revenues as successfully as Google and Yahoo currently generate.

Two customers account for a significant portion of our accounts receivable and the failure to collect from these customers would harm our financial condition and results of operations.

Two of our customers that do not pay in advance, Yahoo and Google, have and for the foreseeable future will likely continue to account for a significant portion of our accounts receivable. Yahoo and Google, on a combined basis, represented 57% and 60% of our total accounts receivable at December 31, 2014 and 2013, respectively.

Yahoo and Google’s accounts have been, and will likely continue to be, unsecured and any failure to collect on those accounts would harm our financial condition and results of operations.

A significant portion of the traffic to our Local.com website is acquired from other search engines, mainly google.com. The loss of the ability to acquire traffic or otherwise generate revenues and increases in the amounts paid to acquire such traffic could have a materially adverse effect on our financial results.

We advertise on other search engine websites, primarily Google.com, but also yahoo.com and msn/bing.com, among others, by bidding on certain keywords we believe will drive traffic to our Local.com website. Approximately 76% and 57% of the traffic on our Local.com website and network partner websites was acquired through SEM campaigns on other search engine websites for the years ended December 31, 2014 and 2013, respectively. During the year ended December 31, 2014, advertising costs to drive consumers to our Local.com website were $36.4 million, of which $28.6 million and $5.1 million was attributable to Google and Yahoo!, respectively. During the year ended December 31, 2013, advertising costs to drive consumers to our Local.com website were $35.9 million, of which $27.4 million and $6.1 million was attributable to Google and Yahoo!, respectively. Any decreases in the breadth or depth of advertising available for display or any increase in our traffic acquisitions costs could materially adversely affect our ability to produce revenue and margin that is comparable to our historical results, in which case our business and financial results may be significantly harmed. If we fail to pay Google or Yahoo for the traffic purchased from them, they could suspend or terminate our ability to purchase traffic from them, which would have a material adverse effect on our business and financial results.

In 2013, we experienced ad policy changes from our largest monetization partner, which negatively impacted the amount of traffic we could acquire and lowered revenue as a result. Additionally, we experienced algorithmic changes from a major search engine that affected organic traffic levels across our Network, which caused a negative financial impact to both our revenue and net income results. In 2014, one of our large advertising partners made additional editorial change requests which had a negative impact on our traffic and monetization of such traffic. We are working to adjust to these changes, but there can be no guarantees that our efforts will be successful or reverse the negative impact of these changes.

Our advertising partners may unilaterally change how they value our inventory of available advertising placements, which could materially affect our advertising revenue. If we are unable to maintain our anticipated RPC rates, it will have a material adverse effect on our financial results.

Our advertising partners, such as Google and Yahoo, may unilaterally change how they value our inventory of available advertising placements for any number of reasons, including changes in their services, changes in pricing, algorithms or advertising relationships. We have little control over such decisions. If our advertising partners pay us less for our advertising inventory, our advertising revenue would be materially adversely affected. For example, in July 2013, Google made some changes related to bidding for mobile and desktop advertising campaigns and in 2014 Google made additional editorial change requests both of which had a negative impact on our traffic and monetization of such traffic.

We are actively pursuing strategies to mitigate any such changes in RPC we may experience, including through the diversification of our revenue to include non-search related sources and the regular optimization of our SEM campaigns, as well as optimization and deployment of advertiser fees from existing and new partners. These and other strategies are intended to preserve revenue and net income. However, we cannot give assurances that these efforts will be successful. If we are unable to maintain our anticipated RPC rates in the near term, our business and financial results may be materially harmed.

We face intense competition from larger, more established companies, as well as our own advertising partners, and we may not be able to compete effectively, which could reduce demand for our services.

The online paid-search market and local search market is intensely competitive. Our primary current competitors include Yahoo, Microsoft, Google and online directories, such as Yellowpages.com. Other competitors in the local search market may emerge. For example, Facebook Inc. now has a Graph Search tool which allows users to access the interests and opinions of friends regarding local places, movies and interests and which may emerge as a significant competitor to our current offerings. We believe that the principal competitive factors in our local advertising market are network size, revenue sharing agreements, services, convenience, accessibility, customer service, quality of tools, quality of editorial review and reliability and speed of fulfillment of advertising needs and requirements across the Internet infrastructure. Although we currently pursue a strategy that allows us to partner with a broad range of websites and search engines, our current and future partners on which our business is substantially dependent may view us as a threat to their own internal paid-search services. We also compete with other online advertising services as well as traditional offline media such as television, radio and print, for a share of businesses’ total advertising budgets. Nearly all of our competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing, sales, personnel and other resources than we do. Our competitors may secure more favorable revenue sharing agreements with network distributors, devote greater resources to marketing and promotional campaigns, adopt more aggressive growth strategies and devote substantially more resources to website and systems development than we do. In addition, the search industry and the online advertising industry has experienced consolidation, including the acquisitions of companies offering paid-search services. Industry consolidation has resulted in larger, more established and well-financed competitors with a greater focus on paid-search services. If these industry trends continue, or if we are unable to compete in the paid-search market, our financial results may suffer.

We rely on our advertising partners to provide us access to their advertisers, and if they do not, it could have an adverse impact on our business.

We rely on our advertising partners to provide us with advertiser listings so that we can distribute these listings to Local.com and our network partners in order to generate revenue when a consumer click-through or other paid event occurs on our advertising partners’ sponsored listings. For the years ended December 31, 2014 and 2013, 99% and 97% of our revenue was derived from our advertising partners, respectively. Some of our agreements with our advertising partners, such as Google, are short-term, and, as a result, they may discontinue their relationship with us or negotiate new terms that are less favorable to us, at any time, with little or no notice. Our success depends, in part, on the maintenance and growth of our advertising partners. If we are unable to develop or maintain relationships with these partners, our operating results and financial condition could suffer.

Our advertising partners may impose editorial restrictions on how we display the advertiser listings they provide to us, including the content and structure of the web pages on which such advertiser listings appear. If we fail to comply with these restrictions, our advertising partners may cease providing us with access to their advertisers, which would have an adverse impact on our business. If we comply with these restrictions, our ability to maximize the monetization of our web pages could be materially adversely affected, which would have an adverse impact on our business.

We rely on our advertising partners to provide us with advertiser listings in order to generate revenue. We must adhere to the restrictions they impose on us with respect to the display of the advertiser listings they provide to us, including restrictions with respect to the content and structure of the web pages on which such advertiser lists appear. This impacts where advertising appears, when it appears, and how much of it appears, among other things. Since advertising is the primary source of revenue on our web pages, the restrictions imposed by our partners can impact our revenue opportunities materially. If we fail to adhere to such restrictions, our advertising partners may cease providing us with access to their advertisers, which would have an adverse impact on our operating results and financial condition. Furthermore, if we adhere to such restrictions, our ability to maximize the monetization of our web pages could be adversely affected, which would have an adverse impact on our operating results and financial condition.

We are dependent on network partners to provide us with local search traffic and access to local advertisers, and if they do not, our business could be harmed.

We have contracts with our network partners to provide us with either local search traffic or access to local advertisers. Our network partners are very important to our revenue and results of operations. Any adverse change in our relationships with key network partners could have a material adverse impact on our revenue and results of operations. In many cases, our agreements with these network partners are short-term and/or subject to many variables which enable us or our network partners to discontinue our relationship or negotiate new terms that are less favorable to us with little or no notice. If we are unable to maintain relationships with our current network partners or develop relationships with prospective network partners on terms that are acceptable to us, our operating results and financial condition could suffer. Any decline in the number and/or quality of our network partners could adversely affect the value of our services.

If we do not deliver quality traffic that delivers value for advertisers, then our advertisers and our advertising partners may pay us less for their listing or discontinue listings with us altogether.

For our services to be successful, we need to deliver consumers to advertisers’ websites that are valuable to such advertisers. If we do not meet advertisers’ expectations by delivering quality traffic, then our advertising partners may pay us less per click or cease doing business with us altogether, which may adversely affect our business and financial results. We compete with other web search services, online publishers and high-traffic websites, as well as traditional media such as television, radio and print, for a share of our advertisers’ total advertising expenditures. Many potential advertisers and advertising agencies have only limited experience advertising on the Internet and have not devoted a significant portion of their advertising expenditures to paid-search. Acceptance of our advertising offerings among our advertisers and advertising partners will depend, to a large extent, on its perceived effectiveness and the continued growth of commercial usage of the Internet. If we experience downward pricing pressure for our services in the future, our financial results may suffer.

More people are using devices other than personal computers to access the Internet and accessing new platforms to make search queries. If we are not successful in developing solutions that generate revenue from our mobile website and other mobile offerings, or those solutions are not widely adopted, our results of operations and business could be materially adversely affected.

The number of people who access the Internet through devices other than personal computers, including mobile phones, smartphones, and handheld computers such as netbooks and tablets, is increasing dramatically. The lower resolution, functionality, and memory associated with some alternative devices make the use and accessibility of our services through such devices more difficult and the versions of our services developed for these devices may not be compelling to consumers, advertisers or retailers. In addition, search queries are increasingly being undertaken via “apps” tailored to particular devices or social media platforms, which could affect our share of the search market over time. As new devices and platforms are continually being released, it is difficult to predict the problems we may encounter in adapting our services and developing competitive new services. We expect to continue to devote significant resources to the creation, support, and maintenance of our services across multiple platforms. If we are unable to develop services that are more compatible with alternative devices and platforms, we will fail to capture the opportunities available as consumers and advertisers transition to a dynamic, multi-screen environment.

At the same time, it is important that any services that we develop do not adversely affect our users’ experience, even if they might result in increased short-term monetization. We have limited experience with mobile advertising. If we fail to develop effective advertising solutions, if our solutions alienate our user base, or if our solutions are not widely adopted or are insufficiently profitable, our business may suffer. Additionally, as alternative devices and platforms are released, it is difficult to predict the problems we may encounter in developing services for these alternative devices and platforms, and we may need to devote significant resources to the creation, support, and maintenance of such products.

If we cannot continue to develop and offer effective advertising products and services, our advertising revenues could be adversely affected.

We believe that growth in our advertising revenues depends on our ability to continue offering our advertisers and publishers with effective products and services. Developing new and improving upon our existing products and services may require significant effort and expense. If we are unable to develop and improve our advertising products and services, including those that more effectively or efficiently plan, price or target advertising, our advertising revenues could be adversely affected.

If we do not continue to develop and offer compelling content, products and services, our ability to attract new consumers or maintain the engagement of our existing consumers could be adversely affected.

We believe we must offer compelling content, products and services in order to attract new consumers and maintain the engagement of our existing consumers. Our ability to acquire, develop and offer new content, products and services, as well as new features, functionality and enhanced performance for our existing content, services and products requires substantial costs and efforts. The consumer reception of any new offerings we may make is unknown and subject to consumer sentiment that is difficult to predict. If we are unable to provide content, products, and services that are sufficiently attractive and relevant to consumers, we may not be able to attract new consumers or maintain or increase our existing consumers’ engagement with our Local.com site or our other offerings. Even if we are successful in the development and offering of compelling content, products, features, and services, we may not be able to attract new consumers or maintain or increase our existing consumers’ engagement.

From time to time, we may acquire businesses or assets, which may not be successful, may negatively impact our results and which pose risks with respect to integration and performance.

In recent years, we have undertaken the acquisition of a number of assets and businesses. We have subsequently exited each of these businesses. There can be no assurance that we will be able to successfully integrate any business we acquire into our operations or that our operation of these acquisitions will be successful.

We may enter into additional acquisitions, business combinations or strategic alliances in the future. Acquisitions may result in dilutive issuances of equity securities, use of our cash resources, incurrence of debt and amortization of expenses related to intangible assets acquired. Any acquisitions or investments we make may not ultimately generate anticipated or any returns. In addition, the process of integrating an acquired company, business or technology, which requires a substantial commitment of resources and management’s attention, may create unforeseen operating difficulties and expenditures. The acquisition of a company or business is accompanied by a number of risks, including, without limitation:

•	the need to implement or remediate controls, procedures and policies appropriate for a public company at companies that prior to the acquisitions may have lacked such controls, procedures and policies;

•	the difficulty of assimilating the operations and personnel of the acquired company with and into our operations, which are headquartered in Irvine, California;

•	the failure to retain key personnel at the companies we acquire;

•	the potential disruption of our ongoing business and distraction of management;

•	the difficulty of incorporating acquired technology and rights into our services and unanticipated expenses related to such integration;

•	the failure to further successfully develop acquired technology resulting in the impairment of amounts currently capitalized as intangible assets;

•	the impairment of relationships with customers of the acquired company or our own customers and partners as a result of any integration of operations;

•	the impairment of relationships with employees of our own business as a result of any integration of new management personnel;

•	the inability or difficulty in reconciling potentially conflicting or overlapping contractual rights and duties;

•	the potential unknown liabilities associated with the acquired company, including intellectual property claims made by third parties against the acquired company; and

•	the failure of an acquired company to perform as planned and to negatively impact our overall financial results.

We may not be successful in addressing these risks or any other problems encountered in connection our recent acquisitions, or that we could encounter in future acquisitions which would harm our business or cause us to fail to realize the anticipated benefits of our acquisitions.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

Under Section 382 of the Internal Revenue Code, if a corporation undergoes an “ownership change” generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes against its post-change income may be limited. We performed a Section 382 study during the fourth quarter of 2010 and determined that the company has more likely than not undergone five ownership changes as described in IRC Section 382. The latest ownership change occurred in December 2004. We are currently in the process of updating our IRC Section 382 study through the end of December 31, 2014. However, due to the relatively large annual limitations based on the value of the company, the identified ownership changes had no material impact to the amount of net operating loss that can be carried forward to the future years. Any future ownership change may impact our ability to utilize the net operating loss carryforwards in the future year. At December 31, 2014, we had federal and state income tax net operating loss carryforwards of approximately $81.6 million and $78 million, respectively. The federal and state net operating loss carryforwards will expire through 2031 unless previously utilized.

We may incur impairment losses related to goodwill, other intangible assets and other assets which could have a material adverse effect on our financial results.

As a result of our acquisition of Inspire Infrastructure 2i AB, the purchase of Local.com domain name, the Atlocal asset purchase, the acquisition of PremierGuide, Inc., the acquisitions of Simply Static, LLC (doing business as Octane360) and Krillion, we have recorded substantial goodwill and intangible assets in our consolidated financial statements. We are required to perform impairment reviews of our goodwill and other intangible assets, which are determined to have an indefinite life and are not amortized. Such reviews are performed annually or earlier if indicators of potential impairment exist. Future impairment reviews may result in charges against earnings to write-down the value of intangible assets.

During the three months ended June 30, 2012, we recorded an impairment charge of $6.5 million, which consisted of the impairment of goodwill, intangible assets and capitalized software related to the Spreebird business unit. During the three months ended December 31, 2012, we recorded an additional impairment charge of $4.1 million, which consisted of impairment of goodwill related to the Spreebird business unit. With the Company’s decision to sell the assets of its Spreebird business unit in the second quarter of fiscal 2013, the carrying value of the goodwill associated with the Spreebird business was determined to be fully impaired. As a result, the Company recorded an impairment charge of approximately $3.1 million during the second quarter of fiscal 2013, which included goodwill of $2.6 million.

We may have additional impairment charges in the future, which could have a material adverse effect on our financial results and could cause our stock price to decline.

Our business is seasonal and our financial results may vary from period to period.

Our results of operations could vary significantly from quarter to quarter and year to year because of a variety of factors, including seasonality, many of which are outside of our control. Historically, during the fourth quarter, it is more difficult for us to acquire traffic. During the fourth quarter, other advertisers significantly increase their bid prices to acquire traffic for the holiday season, while we generally keep our bid prices consistent throughout the year. As a result, we typically acquire less traffic to our websites from our SEM efforts during the fourth quarter. Additionally, online consumer traffic is generally lower in the third quarter, the summer months, as consumers are on vacation and spending less time on the Internet. Revenue generally increases during the first quarter, when we expect to benefit from a higher volume of locally-focused traffic and a higher volume of online consumer traffic due to fewer holidays and vacation time. If we are not able to appropriately adjust to seasonal or other factors, it could have a material adverse effect on our financial results.

The market for Internet and local search advertising services is in the early stages of development, and if the market for our services decreases it will have a material adverse effect on our business, prospects, financial condition and results of operations.

Internet marketing and advertising, in general, and paid-search, in particular, are in the early stages of development. Our future revenue and profits are substantially dependent upon the continued widespread acceptance, growth, and use of the Internet and other online services as effective advertising mediums. Many of the largest advertisers have generally relied upon more traditional forms of media advertising and have only limited experience advertising on the Internet. Local search, in particular, is still in an early stage of development and may not be accepted by consumers for many reasons including, among others, that consumers may conclude that local search results are less relevant and reliable than non-paid-search results, and may view paid-search results less favorably than search results generated by non-paid-search engines. If consumers reject our paid-search services, or commercial use of the Internet generally, and the number of click-throughs on our sponsored listings decreases, the commercial utility of our search services could be adversely affected which could have a material adverse effect on our business, prospects, financial condition and results of operations.

A downturn or uncertainty in global economic conditions may have a significant negative effect on our access to credit and our ability to raise capital and may impact our business, operating results or financial condition.

A future downturn or uncertainty in global economic conditions, such as was experienced beginning in late 2007, may result in significant reductions in, and heightened credit quality standards for, available capital and liquidity from banks and other providers of credit and substantial reductions and/or fluctuations in equity and currency values worldwide, which may make it difficult for us to raise additional capital or obtain additional credit, when needed, on acceptable terms or at all. Moreover, deteriorated economic conditions, or the threat of a prolonged recessionary period, may cause disruptions and volatility in global financial markets, increased rates of default and bankruptcy and have a negative impact on the levels of consumer spending. These macroeconomic developments could negatively affect our business, operating results or financial condition in a number of ways. For example, current or potential customers, such as advertisers, may delay or decrease spending with us or may not pay us or may delay paying us for previously performed services. In addition, if consumer spending decreases, this may result in fewer clicks on our advertisers’ ads displayed on our Local.com website or our network partner websites.

Our executive officers and certain key personnel are critical to our success, and the loss of these officers and key personnel could harm our business.

Our performance is substantially dependent on the continued services and performance of our executive officers and other key personnel. While we have employment agreements with our key executive officers and certain key personnel, each of these may, however, be terminated with 30 days’ notice by either party. No key man life insurance has been purchased on any of our executive officers. Our performance also depends on our ability to retain and motivate our officers and key employees. The loss of the services of any of our officers or other key employees could have a material adverse effect on our business, prospects, financial condition and results of operations. Our future success also depends on our ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial and marketing personnel. Competition for such personnel is intense, and we cannot assure you that we will be successful in attracting and retaining such personnel. The failure to attract and retain our officers or the necessary technical, managerial and marketing personnel could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may be subject to intellectual property claims that create uncertainty about ownership of technology essential to our business and divert our managerial and other resources.

There has been a substantial amount of litigation in the technology industry regarding intellectual property rights. We cannot assure you that third parties will not, in the future, claim infringement by us with respect to our current or future services, trademarks or other proprietary rights. Our success depends, in part, on our ability to protect our intellectual property and to operate without infringing on the intellectual property rights of others in the process. There can be no guarantee that any of our intellectual property will be adequately safeguarded, or that it will not be challenged by third parties. We may be subject to patent infringement claims or other intellectual property infringement claims that would be costly to defend and could limit our ability to use certain critical technologies.

We may also become subject to interference proceedings conducted in the patent and trademark offices of various countries to determine the priority of inventions. The defense and prosecution, if necessary, of intellectual property suits, interference proceedings and related legal and administrative proceedings is costly and may divert our technical and management personnel from their normal responsibilities. We may not prevail in any of these suits. An adverse determination of any litigation or defense proceedings could cause us to pay substantial damages, including treble damages if we willfully infringe, and, also, could put our patent applications at risk of not being issued.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments in the litigation. If investors perceive these results to be negative, it could have an adverse effect on the trading price of our Common Stock.

Any patent litigation could negatively impact our business by diverting resources and management attention away from the operation of our business and adding uncertainty as to the ownership of technology and services that we view as proprietary and essential to our business. In addition, a successful claim of patent infringement against us and our failure or inability to obtain a license for the infringed or similar technology on reasonable terms, or at all, could have a material adverse effect on our business.

We may be subject to lawsuits for information displayed on our websites and the websites of our advertiser partners, which may affect our business.

Laws relating to the liability of providers of online services for activities of their advertisers and for the content of their advertisers’ listings are currently unsettled. It is unclear whether we could be subjected to claims for defamation, negligence, copyright or trademark infringement or claims based on other theories relating to the information we publish on our websites or the information that is published across our network of websites and partner websites. These types of claims have been brought, sometimes successfully, against online services as well as other print publications in the past. We may not successfully avoid civil or criminal liability for unlawful activities carried out by our advertisers. Our potential liability for unlawful activities of our advertisers or for the content of our advertisers’ listings could require us to implement measures to reduce our exposure to such liability, which may require us, among other things, to spend substantial resources or to discontinue certain service offerings. Our insurance may not adequately protect us against these types of claims and the defense of such claims may divert the attention of our management from our operations. If we are subjected to such lawsuits, it may adversely affect our business.

We are no longer able to bill our monthly subscription customers through Local Exchange Carriers (“LECs”) on our monthly subscription customers’ telephone bills which has adversely impacted our consolidated results of operations.

By the end of 2012 we were no longer able to bill our legacy monthly subscribers through LEC. This change could impact the collectability and or delay the collection of our LEC related receivables in the future. All or a portion of LEC related receivables may not be collectible in the future. During the three months ended December 31, 2012, we recorded a LEC receivable reserve of $1.4 million and during the three months ended

December 31, 2013, we recorded an additional charge of $1.7 million to fully reserve our outstanding LEC related receivable. The reserve was due to the cessation of billing for these services by LECs and the expectation that these receivables will be subject to a longer collection cycle, if they are collectable at all. Any inability to collect LEC related receivables could have a material adverse impact on our financial condition and results of operations.

If our monthly subscription customers file complaints against us or our partners, we could be forced to refund material amounts of monthly subscription revenues and our ability to operate our subscription service could be adversely impacted, which would adversely affect our results of operations.

Until January 2013, we had internal and outsourced telesales initiatives that could result in complaints from our monthly subscription customers against us or our third-party partners who dispute that they have agreed to receive and be billed for our monthly subscription services. Monthly subscription customers may also direct their complaints to a state’s attorney general’s office, federal agencies such as the Federal Trade Commission (“FTC”), their LEC and other authorities. If a complaint is directed to an attorney general, a Federal agency, a LEC or other authorities, then we may be forced to refund the monthly subscription fees that have already been collected for services rendered in unknown amounts regardless of whether or not such complaint is valid. If this were to happen, our financial results could be materially impacted.

Failure to adequately protect our intellectual property and proprietary rights could harm our competitive position.

Our success is substantially dependent upon our proprietary technology, which relates to a variety of business and transactional processes associated with our paid-search advertising model, our Keyword DNA technology, and our Local Connect search and advertising platform. We rely on a combination of patent, trademark, copyright and trade secret laws, as well as confidentiality agreements and technical measures, to protect our proprietary rights. We have been issued fourteen patents and have a number of patent applications pending related to a variety of business and transactional process associated with paid-search, other cost-per-action advertising models in different environments, and localized shopping data. We cannot assure you that any of the patent applications will be issued as patents, that any issued patents will provide us with adequate protection against competitors with similar technology, that any issued patents will afford us a competitive advantage, that any issued patents will not be challenged by third parties, that any issued patents will not be infringed or designed around by others, or that the patents of others will not have a material adverse effect on our ability to do business. On March 9, 2015, the Company entered into a securities purchase agreement relating to the sale and issuance of senior convertible notes. This agreement obligates us to sell our patent portfolio by December 31, 2015. We own the trademarks for Local.com, Pay Per Connect, Local Promote, Local Connect and Keyword DNA, among others, in the United States and may claim trademark rights in, and apply for trademark registrations in the United States for a number of other marks. We cannot assure you that we will be able to secure significant protection for these marks. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our services or to obtain and use information that we regard as proprietary. We cannot assure you that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology or duplicate our services or design around patents issued to us or our other intellectual property rights. If we are unable to adequately protect our intellectual property and proprietary rights, our business and our operations could be adversely affected.

Problems with our computer and communication systems may harm our business.

A key element of our strategy is to generate a high volume of traffic across our network infrastructure to and from our advertising partners and local syndication and distribution networks. Accordingly, the satisfactory performance, reliability and availability of our software systems, transaction-processing systems and network infrastructure are critical to our reputation and our ability to attract and retain advertising customers, as well as maintain adequate customer service levels. We have in the past and may in the future experience periodic systems interruptions. Any substantial increase in the volume of traffic on our software systems or network infrastructure will require us to expand and upgrade our technology, transaction-processing systems and network infrastructure. We cannot assure you that we will be able to accurately project the rate or timing of increases, if any, in the use of our network infrastructure or timely expand and upgrade our systems and infrastructure to accommodate such increases.

We are dependent on third-party products, services and technologies; changes to existing products, services and technologies or the advent of new products, services and technologies could adversely affect our business.

Our business is dependent upon our ability to use and interact with many third-party products, services and technologies, such as browsers, data and search indices, and privacy software. Any changes made by third parties or consumers to the settings, features or functionality of these third-party products, services and technologies or the development of new products, services and technologies that interfere with or disrupt our products, services and technologies could adversely affect our business. For instance, if a major search index were to alter its algorithms in a manner that resulted in our content not being indexed as often or appearing as high in its search results, our consumers might not be able to reach and use our content, products and services and our business could be adversely affected. Similarly, if more consumers were to switch their browsers to higher security settings to restrict the acceptance of cookies from the websites they visit, our ability to effectively use cookies to track consumer behavior in our business could be impacted and our business could be adversely affected.

If we fail to detect click-through fraud, we could lose the confidence of our advertisers and advertising partners, thereby causing our business to suffer.

We are exposed to the risk of fraudulent or illegitimate clicks on our sponsored listings. If fraudulent clicks are not detected, the affected advertisers may experience a reduced return on their investment in our advertising programs because the fraudulent clicks will not lead to revenue for the advertisers. As a result, our advertisers and advertising partners may become dissatisfied with our advertising programs, which could lead to loss of advertisers, advertising partners and revenue.

We rely on third-party technology, server and hardware providers, and a failure of service by any of these providers could adversely affect our business and reputation.

We rely upon third-party data center providers to host our main servers and expect to continue to do so. These systems and operations are vulnerable to damage or interruption from human error, floods, fires, power loss, telecommunication failures and similar events. They are also subject to computer viruses, break-ins, sabotage, phishing attacks, attempts to overload our servers with denial of service or other attacks, intentional acts of vandalism and similar misconduct. Despite any precautions we may take, the occurrence of any disruption of service due to any such misconduct, natural disaster or other unanticipated problems at such facilities, or the failure by such facility to provide our required data communications capacity could result in lengthy interruptions or delays in our services. Any system failure or network disruption that causes an interruption or delay in service could impair our reputation, damage our brand name and have a material adverse effect on our business, results of operations and financial condition. In the event that these providers experience any interruption in operations or cease operations for any reason or if we are unable to agree on satisfactory terms for continued hosting relationships, we would be forced to enter into a relationship with other service providers or assume hosting responsibilities ourselves. If we are forced to switch hosting facilities, we may not be successful in finding an alternative service provider on acceptable terms or in hosting the computer servers ourselves. We may also be limited in our remedies against these providers in the event of a failure of service. In the past, we have experienced short-term outages in the service maintained by one of our current co-location providers. In addition to placing increased burdens on our engineering staff, these outages create a significant amount of user questions and complaints that need to be addressed by our customer support personnel. In the event of certain system failures, we may not be able to switch to back-up systems immediately and the time to full recovery could be prolonged. Like many online businesses, we have experienced system failures from time to time. We also rely on third-party providers for components of our technology platform, such as hardware and software providers, credit card processors and domain name registrars. A failure or limitation of service or available capacity by any of these third-party providers could adversely affect our business and reputation.

We process, store and use personal information and other data, which subjects us to governmental regulation and other legal obligations related to privacy. Our actual or perceived failure to comply with such obligations could harm our business.

We receive, store and process personal information and other user data, including credit card information for certain users. There are numerous federal, state and local laws around the world regarding privacy and the storing, sharing, use, processing, disclosure and protection of personal Information and other user data, the scope of which are changing, subject to differing interpretations, and may be inconsistent between countries or conflict with other rules. We generally comply with industry standards and are subject to the terms of our privacy policies and privacy-related obligations to third parties (including, in certain instances, voluntary third-party certification bodies such as TRUSTe). It is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to users or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other user data, may result in governmental enforcement actions, litigation or negative publicity and could cause our users and advertisers to lose trust in us, which could have an adverse effect on our business. Additionally, if third parties with whom we work, such as advertisers, vendors or developers, violate applicable laws or our policies, such violations may also put our users’ information at risk and could have an adverse effect on our business.

Security breaches could expose us to a risk of loss of this information, litigation, remediation costs, increased costs for security measures, loss of revenue, damage to our reputation, and potential liability. Our user data and corporate systems and security measures may be breached due to the actions of outside parties, employee error, malfeasance, or otherwise, and, as a result, an unauthorized party may obtain access to our data or our users’ or customers’ data. Additionally, outside parties may attempt to fraudulently induce employees, users, or customers to disclose sensitive information in order to gain access to our data or our users’ or customers’ data. We must continuously examine and modify our security controls and business policies to adapt to the rise of social networking, the adoption of new devices and technologies enabling users to share data and communicate in new ways, and the increasing focus by our users and regulators on controlling and protecting user data.

If we fail to scale and adapt our existing technology architecture to manage the expansion of our offerings our business could be adversely affected.

We anticipate expanding our offerings to consumers, advertisers and publishers. Any such expansion will require substantial expenditures to scale or adapt our technology infrastructure. As usage increases and products and services expand, change or become more complex in the future, our complex technology architectures utilized for our consumer offerings and advertising services may not provide satisfactory support. As a result, we may make additional changes to our architectures and systems to deliver our consumer offerings and services to advertisers and publishers, including moving to completely new technology architectures and systems. Such changes may be challenging to implement and manage, may take time to test and deploy, may cause us to incur substantial costs and may cause us to suffer data loss or delays or interruptions in service. These delays or interruptions in service may cause consumers, advertisers and publishers to become dissatisfied with our offerings and could adversely affect our business.

Our business is subject to a number of natural and man-made risks, including natural disasters such as fires, floods, and earthquakes and problems such as computer viruses or terrorism.

Our systems and operations are vulnerable to damage or interruption from natural disaster and man-made problems, including fires, floods, earthquakes, power losses, telecommunications failures, terrorist attacks, acts of war, human errors, break-ins and similar events. As an example, if we were to experience a significant natural disaster, such as an earthquake, fire or flood, it likely would have a material adverse impact on our business, operating results and financial condition, and our insurance coverage will likely be insufficient to compensate us for all of the losses we incur. Additionally, our servers may be vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems, which could lead to interruptions, delays, loss of critical data or the unauthorized disclosure of confidential intellectual property or customer data. We may not have sufficient protection or recovery plans in certain circumstances, such as natural disasters affecting the Southern California area, and our business interruption insurance may be insufficient to compensate us for losses that may occur. As we rely heavily on our servers, computer and communications systems and the Internet to conduct our business and provide customer service, such disruptions could negatively impact our ability to run our business, which could have an adverse effect on our operating results and financial condition.

Tax treatment of companies engaged in Internet commerce may adversely affect the commercial use of our services and our financial results.

Due to the global nature of the Internet, it is possible that various states or foreign countries might attempt to regulate our transmissions or levy sales, income or other taxes relating to our activities. Tax authorities at the international, federal, state and local levels are currently reviewing the appropriate treatment of companies engaged in Internet commerce. New or revised international, federal, state or local tax regulations may subject us to additional sales, income and other taxes. We cannot predict the effect of current attempts to impose sales, income or other taxes on commerce over the Internet. New or revised taxes and, in particular, sales taxes, VAT and similar taxes would likely increase the cost of doing business online and decrease the attractiveness of advertising and selling goods and services over the Internet. New taxes could also create significant increases in internal costs necessary to capture data, and collect and remit taxes. Any of these events could have an adverse effect on our business and results of operations.

Federal, state or international laws or regulations applicable to our business could adversely affect our business.

We are subject to a variety of existing federal, state and international laws and regulations in the areas of advertising, content regulation, privacy, consumer protection, defamation, child protection, advertising to and collecting information from children, taxation and billing, among others. These laws can change, as can the interpretation and enforcement of these laws. Additionally, new laws and regulations may be enacted at any time. Compliance with laws is often costly and time consuming and may result in the diversion of a significant portion of management’s attention. Our failure to comply with applicable laws and regulations could subject us to significant liabilities which could adversely affect our business. Specific federal laws that impact our business include: The Digital Millennium Copyright Act of 1998; The Communications Decency Act of 1996; The Children’s Online Privacy Protection Act of 1998 (including related Federal Trade Commission regulations); The Protect Our Children Act of 2008; the Credit Card Accountability Responsibility and Disclosure Act of 2009; and The Electronic Communications Privacy Act of 1986, and any amendments thereto. Additionally, there are a number of state laws and pending legislation governing the breach of data security in which sensitive consumer information is released or accessed. If we fail to comply with applicable laws or regulations we could be subject to significant liability which could adversely affect our business.

Government and legal regulations with respect to the Internet may damage our business.

There are currently few significant laws or regulations directly applicable to access to or commerce on the Internet. It is possible, however, that a number of laws and regulations may be adopted with respect to the Internet, covering issues such as the positioning of sponsored listings on search results pages. For example, the FTC has in the past reviewed the way in which search engines disclose paid-search practices to Internet users. In 2002, the FTC issued guidance recommending that all search engine companies ensure that all paid-search results are clearly distinguished from non-paid results, that the use of paid search is clearly and conspicuously explained and disclosed and that other disclosures are made to avoid misleading users about the possible effects of paid-search listings on search results. In February 2009, the FTC issued a staff report titled “Self-Regulatory Principles for Online Behavioral Advertising.” In December 2009, the FTC issued “Guides Concerning the Use of Endorsements and Testimonials in Advertising.”

The adoption of laws, regulations, guidelines and principles relating to online advertising, including behavioral advertising, placement of paid search advertisements or user privacy, defamation or taxation and the like may inhibit the growth in use of the Internet, which in turn, could decrease the demand for our services and increase our cost of doing business or otherwise have a material adverse effect on our business, prospects, financial condition and results of operations. Any new legislation or regulation, or the application of existing laws and regulations to the Internet or other online services, could have a material adverse effect on our business, prospects, financial condition and results of operations.

Any regulation of our use of cookies or similar technologies could adversely affect our business.

We use small text files placed in a consumer’s browser, commonly known as cookies, to facilitate authentication, preference management, research and measurement, personalization and advertisement and content delivery. Several Federal, state and international governmental authorities are regularly evaluating the privacy implications inherent in the use of third-party web “cookies” for behavioral advertising and other purposes. There are an increasing number of laws and regulations under consideration in the United States and abroad that have suggested limitations on or eliminations of “cookies” or which propose to regulate commercial and advertising practices on the Internet. Certain privacy advocates and federal, state and local governmental bodies have endorsed these proposals. Any regulation of these tracking technologies and other current online advertising practices could adversely affect our business.

Failure to comply with federal, state and international privacy laws and regulations, or the expansion of current or the enactment of new privacy laws or regulations, could adversely affect our business.

A variety of federal, state and international laws and regulations govern the collection, use, retention, sharing and security of consumer data. The existing privacy-related laws and regulations are evolving and subject to potentially differing interpretations. In addition, various federal, state and foreign legislative and regulatory bodies may expand current or enact new laws regarding privacy matters. For example, recently there have been Congressional hearings and increased attention to the capture and use of location-based information relating to users of smartphones and other mobile devices. We have posted privacy policies and practices concerning the collection, use and disclosure of subscriber data on our websites and applications. Several Internet companies have incurred penalties for failing to abide by the representations made in their privacy policies and practices. In addition, several states have adopted legislation that requires businesses to implement and maintain reasonable security procedures and practices to protect sensitive personal information and to provide notice to consumers in the event of a security breach. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any data-related consent orders, FTC requirements or orders or other federal, state or international privacy or consumer protection-related laws, regulations or industry self-regulatory principles could result in claims, proceedings or actions against us by governmental entities or others or other liabilities, which could adversely affect our business.

Risks related to the 2015 Notes and Warrants Transaction subsequent to the year ended December 31, 2014

We incurred significant indebtedness when we sold the Notes and we may incur additional indebtedness in the future. The indebtedness created by the sale of the Notes and any future indebtedness we incur exposes us to risks that could adversely affect our business, financial condition and results of operations.

We incurred $9.25 million aggregate principal amount of senior subordinated unsecured indebtedness when we sold the Notes in March 2015. Although we have repaid all of our $5.0 million aggregate principal amount of outstanding 7% Notes, our remaining indebtedness could have significant negative consequences for our business, results of operation and financial condition, including:

•	increasing our vulnerability to adverse economic and industry conditions;

•	limiting our ability to obtain additional financing;

•	requiring the dedication of a substantial portion of our cash flow from operations to service our indebtedness, thereby reducing the amount of our cash flow available for other purposes;

•	limiting our flexibility in planning for, or reacting to, changes in our business; and

•	placing us at a possible competitive disadvantage with less leveraged competitors and competitors that may have better access to capital resources.

We cannot assure you that we will continue to maintain sufficient cash reserves or that our business will generate cash flow from operations at levels sufficient to permit us to pay principal, premium, if any, and interest on our indebtedness, or that our cash needs will not increase. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, or if we fail to comply with the various requirements of our existing indebtedness, the Notes or any indebtedness which we may incur in the future, we would be in default, which would permit the holders of the Notes and such other indebtedness to accelerate the maturity of the Notes and such other indebtedness and could cause defaults under the Notes and such other indebtedness. Any default under the Notes or such other indebtedness could have a material adverse effect on our business, results of operations and financial condition.

We may not have the ability to redeem the Notes upon the occurrence of a change of control or in connection with certain asset sales.

If a change of control occurs, holders of the Notes may require us to repurchase, for cash, all or a portion of their Notes. In addition, if we sell certain “Restricted Assets,” as defined in the Series B Notes, each holder of Series B Notes has the right to require us to redeem a portion of such holders Series B Notes.

Our ability to repurchase or redeem the Notes and to fund working capital needs and planned capital expenditures depends on our ability to generate cash flow in the future. In addition, our ability to repurchase or redeem Series B Notes is subject to certain limitations in the supplemental indentures governing the Notes, including a requirement that, after giving effect to any such repurchase or redemption, we have cash on hand and cash equivalents of at least $500,000. To some extent, this is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond our control. We cannot assure you that we will continue to maintain sufficient cash reserves or that our business will continue to generate cash flow from operations at levels sufficient to permit us to repurchase or redeem the Notes or that our cash needs will not increase.

Our failure to make required payments on the Notes would permit holders of the Notes to accelerate our obligations under the Notes. Such default would also lead to a default under the agreements governing our current and our accounts receivable financing facility with Fast Pay. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay such indebtedness.

If we are unable to generate sufficient cash flow from operations in the future to service our indebtedness and meet our other needs, we may have to refinance all or a portion of our indebtedness, obtain additional financing, reduce expenditures or sell assets that we deem necessary to our business. We cannot assure you that any of these measures would be possible or that any additional financing could be obtained on favorable terms, or at all. The inability to obtain additional financing on commercially reasonable terms could have a material adverse effect on our financial condition and on our ability to meet our obligations under the Notes.

Provisions in the Notes may deter or prevent a business combination that may be favorable to our stakeholders.

If a change of control occurs prior to the maturity date of the Notes, holders of the Notes will have the right, at their option, to require us to repurchase all or a portion of their Notes. In addition, under the terms of the Notes we are prohibited from engaging in certain mergers or acquisitions unless, among other things, the surviving entity assumes our obligations under the Notes. These and other provisions could prevent or deter a third party from acquiring us, even where the acquisition could be beneficial to you.

Risks Related to Ownership of Our Common Stock

The market price of our Common Stock has been and is likely to continue to be highly volatile, which could cause investment losses for our stockholders and result in stockholder litigation with substantial costs, economic loss and diversion of our resources.

The trading price of our Common Stock has been and is likely to continue to be highly volatile and could be subject to wide fluctuations as a result of various factors, many of which are beyond our control, including:

•	developments concerning proprietary rights, including patents, by us or a competitor;

•	market acceptance of our new and existing services and technologies;

•	announcements by us or our competitors of significant contracts, acquisitions, commercial relationships, joint ventures or capital commitments;

•	actual or anticipated fluctuations in our operating results;

•	continued growth in the Internet and the infrastructure for providing Internet access and carrying Internet traffic;

•	introductions of new services by us or our competitors;

•	enactment of new government regulations affecting our industry;

•	changes in the number of our advertising partners or the aggregate amount of advertising dollars spent with us;

•	seasonal fluctuations in the level of Internet usage;

•	loss of key employees;

•	institution of litigation, including intellectual property litigation, by or against us;

•	publication of research reports about us or our industry or changes in recommendations or withdrawal of research coverage by securities analysts;

•	short selling of our stock;

•	large volumes of sales of shares of our Common Stock by existing stockholders;

•	changes in the market valuations of similar companies; and

•	changes in our industry and the overall economic environment.

Due to the short-term nature of some of our advertising partner agreements and the emerging nature of the online advertising market, we may not be able to accurately predict our operating results on a quarterly basis, if at all, which may lead to volatility in the trading price of our Common Stock. In addition, the stock market in general, and the NASDAQ Capital Market and the market for online commerce companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the listed companies. These broad market and industry factors may seriously harm the market price of our Common Stock, regardless of our operating performance. In the past, following periods of volatility in the market, securities class action litigation has often been instituted against these companies. Litigation against us, whether or not a judgment is entered against us, could result in substantial costs, and potentially, economic loss, and a diversion of our management’s attention and resources. As a result of these and other factors, you may not be able to resell your shares above the price you paid and may suffer a loss on your investment.

Our Common Stock could be delisted from NASDAQ Capital Market.

The quantitative listing standards of the NASDAQ Capital Market require, among other things, that listed companies maintain a minimum closing bid price of $1.00 per share. On March 26, 2015, the last reported sale price of our Common Stock on the NASDAQ Capital Market was $0.42, which violates the listing standard described in the preceding sentence. On February 25, 2015, we received a deficiency letter from The NASDAQ Stock Market LLC (“NASDAQ”) indicating that, based on the closing bid price for our Common Stock for the last 30 consecutive business days, we do not comply with the minimum bid price requirement of $1.00 per share, as set forth in NASDAQ Listing Rule 5550(a)(2). The notification has no immediate effect on the listing of our Common Stock on The NASDAQ Capital Market. In accordance with NASDAQ Listing Rule 5810(c)(3)(A), we have a grace period of 180 calendar days, or until August 24, 2015, to regain compliance with the minimum closing bid price requirement for continued listing. In order to regain compliance, the minimum closing bid price per share of our Common Stock must be at least $1.00 for a minimum of ten consecutive business days. In the event we do not regain compliance by August 24, 2015, the Company may be afforded an additional 180-day compliance period, provided it demonstrates that it meets all other applicable standards for initial listing on The NASDAQ Capital Market (except the bid price requirement), and provides written notice of its intention to cure the minimum bid price deficiency during the second grace period, by effecting a reverse stock split, if necessary.

If we fail to regain compliance after the second grace period, our stock will be subject to delisting by NASDAQ. Regardless of the grace periods provided by the rules of the Nasdaq Capital Market, the Securities Purchase Agreement with the purchasers of the Notes requires that we call and hold a meeting of our stockholders to obtain stockholder approval for a reverse split of our Common Stock at a ratio up to 6 for 1 by June 30, 2015. We can provide no assurance that the stockholders would approve a reverse split or that a reverse split will result in us regaining compliance with the closing bid price requirement. A delisting of our Common Stock would be likely to reduce the liquidity of our Common Stock and inhibit or preclude our ability to raise additional financing. In addition, our failure to list our Common Stock on a major stock exchange would increase the interest rate on the Notes to 18.00%.

We have never paid dividends on our Common Stock.

Since our inception, we have not paid cash dividends on our Common Stock and we do not intend to pay cash dividends in the foreseeable future due to our limited funds for operations. In addition, our debt covenants restrict the payment of dividends and we expect any replacement credit facility to contain similar restrictions. Therefore, any return on your investment would likely come only from an increase in the market value of our Common Stock.

Issuances of shares of Common Stock will likely have a dilutive effect on our stock price.

The conversion price of the Series A Notes was set below the market price of our Common Stock on the issue date and the conversion of the Notes (including Installment Conversions with respect to the Series B Notes), exercise of the Warrants and/or our election to issue additional shares of our Common Stock to pay interest on the Series A Notes will dilute our stockholders, perhaps substantially.

As of December 31, 2014, we have 4,480,856 options to purchase our Common Stock outstanding at a weighted average exercise price of $3.31, 21,117 restricted stock units (“RSUs”) outstanding at a weighted average grant date fair value of $2.29, and 746,268 warrants to purchase our Common Stock outstanding at a weighted average exercise price of $2.01. As of March 18, 2015, we have 4,475,322 options to purchase our Common Stock outstanding at a weighted average exercise price of $3.31, as well as 21,117 restricted stock units (“RSUs”) outstanding at a weighted average grant date fair value of $2.29, and 8,729,888 warrants to purchase our Common Stock outstanding at a weighted average exercise price of $0.75. The exercise of options and warrants at prices below the market price of our Common Stock could adversely affect the price of shares of our Common Stock. In addition, the exercise of options and warrants, and the vesting of RSUs and PSUs, will cause dilution to our existing shareholders. Additional dilution will result from the issuance of shares of our Common Stock in connection with collaborations or commercial agreements or in connection with other financing efforts, including as a result of the anti-dilution provisions of the outstanding Notes and Warrants.

To the extent that we issue options, warrants, RSUs or PSUs to purchase, or securities convertible into or exchangeable for, shares of our common stock in the future and those options, warrants, RSUs, PSUs or other securities are exercised, converted or exchanged (or if we issue shares of restricted stock), stockholders may experience further dilution.

Holders of shares of our Common Stock have no preemptive rights that entitle them to purchase their pro rata share of any offering of shares of any class or series.

If our stockholders do not approve the issuance of our Common Stock issuable upon conversion of the Notes, as payment of interest on the Series A Notes, as payment of the Installment Conversion Amount on the Series B Notes and upon exercise of the Warrants, our Series B Noteholders might not be able to convert the Series B Notes into the full number of shares of our Common Stock issuable upon conversion.

NASDAQ Marketplace Rule 5635(d) requires stockholder approval prior to the issuance of securities in connection with a transaction (other than a public offering) involving the sale, issuance or potential issuance by us of Common Stock (or securities convertible into or exercisable for Common Stock) equal to 20% or more of the Common Stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock. The conversion price of the Notes, the price that will be used to determine the number of shares of Common Stock issued as interest or on an Installment Date, and the exercise price of the Warrants are all less than the market price of our Common Stock. In addition, upon certain issuances of our Common Stock or deemed issuances of our Common Stock at a price below the conversion price of the Notes or the exercise price of the Warrants, as well as the occurrence of certain price reset provisions in the Warrants, the conversion price and the exercise price will be adjusted (down only) to the price at which the Company issued the Common Stock.

Taking into account the use of Common Stock to pay our obligations under the Notes and the potential for conversion and exercise price adjustments to the Notes and the Warrants to be triggered in the circumstances set forth above, our Noteholders could be entitled to convert the Notes and to exercise the Warrants into 20% or more of our Common Stock. Pending our receipt of stockholder approval for the issuance of such Common Stock, the Notes and the Warrants contain provisions which limit the total amount of shares of Common Stock that may be issued upon conversion of the Notes, exercise of the Warrants and as payment of interest or in connection with Installment Dates, to 19.99%, in the aggregate, of the shares of Common Stock outstanding before the issuance of the Notes and Warrants. We intend to seek stockholder approval of the issuance of our Common Stock upon conversion of the Notes, upon exercise of the Warrants and as interest on the Series A Notes and Installment Conversion Amounts on the Series B Notes at our next annual meeting of stockholders, which we expect will be held in June of 2015. In the event that stockholder approval is not obtained and, but for the foregoing cap on total conversion, we will be required to pay cash in exchange for the cancellation of such shares (“Exchange Cap Shares”) that are in excess of the foregoing cap on total conversion a price equal to the sum of (i) the product of (x) such number of Exchange Cap Shares and (y) the greatest closing sale price of the Common Stock on any trading day during the period commencing on the date a conversion notice is delivered with respect to such Exchange Cap Shares to us and ending on the date of such issuance and payment and (ii) to the extent the holder purchases (in an open market transaction or otherwise) shares of our Common Stock to deliver in satisfaction of a sale by the holder of Exchange Cap Shares, any brokerage commissions and other out-of-pocket expenses, if any, of the holder incurred in connection therewith.

Because almost all of our outstanding shares of Common Stock are freely tradable, sales of these shares could cause the market price of our Common Stock to drop significantly, even if our business is performing well.

As of December 31, 2014, we had outstanding 23,294,566 shares of Common Stock, of which our directors and executive officers owned 181,320 shares as of December 31, 2014, which are subject to the limitations of Rule 144 under the 1933 Act (“Rule 144”).

In general, Rule 144 provides that any non-affiliate of ours, who has held restricted Common Stock for at least six months, is entitled to sell their restricted stock freely, provided that we stay current in our filings with the SEC. Because almost all of our outstanding shares are freely tradable and the shares held by our affiliates may be freely sold (subject to the Rule 144 limitations), sales of these shares could cause the market price of our Common Stock to drop significantly, even if our business is performing well.

In addition, the issuance of our Common Stock upon conversion of the Notes, exercise of the Warrants, or otherwise to fulfill our obligations under the Notes will likely result in substantial dilution of our existing stockholders. Depending on the performance of our Common Stock after issuance of the Notes and the Warrants, the number of shares of Common Stock that we could become obligated to issue to holders of the Notes and Warrants could range from approximately 22.7 million shares to as many as approximately 25.7 million shares. Because these shares are likely to be issued at a conversion or exercise price that will be lower—perhaps significantly lower—than the market price of our Common Stock at the time of issuance of the shares, existing holders of our Common Stock are likely to undergo substantial dilution of the value of their shares.

Our future ability to raise capital may be limited by applicable laws and regulations.

Our capital raising activities have benefited from using a “shelf” registration on Form S-3, which typically enables an issuer to raise additional capital on a more timely and cost effective basis than through other means, such as registration of a securities offering under a Form S-1 registration statement. Our future ability to raise additional capital through the sale and issuance of our equity securities may be limited by, among other things, current SEC rules and regulations. Under current SEC rules and regulations, to be eligible to use a Form S-3 registration statement for primary offerings without restriction as to the amount of securities to be sold and issued, the aggregate market value of our common equity held by non-affiliates (i.e., our “public float”) must be at least $75 million at the time we file the Form S-3 (calculated pursuant to the General Instructions to Form S-3). We do not presently satisfy the $75 million public float requirement and the amount we could raise through primary offerings of our securities in any 12-month period using a Form S-3 registration statement is limited to an aggregate of one-third of our public float. Moreover, the market value of all securities sold by us under our Form S-3 registration statements during the 12-month period prior to any intended sale will be subtracted from that amount to determine the amount we can then raise under our Form S-3 registration statements. We utilized the entire amount of our public float presently available for the offer and sale of the Series B Notes pursuant to the 2015 Notes and Warrants Transaction, and we do not expect to be able to utilize Form S-3 to utilize and sell additional securities for the immediately foreseeable future. The lack of availability to use Form S-3 could adversely affect our ability to raise additional capital on an expeditious basis.

Anti-takeover provisions may limit the ability of another party to acquire us, which could cause our stock price to decline.

Our amended and restated certificate of incorporation, as amended, our amended and restated bylaws and Delaware law contain provisions that could discourage, delay or prevent a third party from acquiring us, even if doing so may be beneficial to our stockholders. In addition, these provisions could limit the price investors would be willing to pay in the future for shares of our Common Stock. The following are examples of such provisions in our amended and restated certificate of incorporation and in our amended and restated bylaws:

•	special meetings of our stockholders may be called only by our Chief Executive Officer, by a majority of the members of our board of directors or by the holders of shares entitled to cast not less than 10% of the votes at the meeting;

•	stockholder proposals to be brought before any meeting of our stockholders must comply with advance notice procedures;

•	our board of directors is classified into three classes, as nearly equal in number as possible;

•	newly-created directorships and vacancies on our board of directors may only be filled by a majority of remaining directors, and not by our stockholders;

•	a director may be removed from office only for cause by the holders of at least 75% of the voting power entitled to vote at an election of directors;

•	our amended and restated bylaws may be further amended by our stockholders only upon a vote of at least 75% of the votes entitled to be cast by the holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class; and

•	our board of directors is authorized to issue, without further action by our stockholders, up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors.

We implemented a Stockholder Rights Plan, dated October 15, 2008, which may also have the effect of deterring or delaying attempts by our stockholders to affect changes in control. Each Right entitles the registered holder to purchase from our company one one-thousandth (1/1000) of a share of Series A Participating Preferred Stock, par value $0.00001, which we refer to as the preferred shares, of our company at a price of $10.00, which we refer to as the purchase price, subject to adjustment. The number of shares constituting the series of preferred shares is 30,000. The Rights are intended to protect our stockholders in the event of an unfair or coercive offer to acquire us and to provide the Board of Directors with adequate time to evaluate unsolicited offers. The Rights may have anti-takeover effects. The Rights will cause substantial dilution to a person or group that acquires 15% or more of the shares of our outstanding Common Stock without the approval of our Board of Directors. The Rights, however, should not affect any prospective offer or willingness to make an offer at a fair price as determined by our Board. The Rights should not interfere with any merger or other business combination approved by our Board of Directors. However, because the rights may substantially dilute the stock ownership of a person or group attempting to take us over without the approval of our Board of Directors, our rights plan could make it more difficult for a third party to acquire us (or a significant percentage of our outstanding capital stock) without first negotiating with our Board of Directors regarding that acquisition.

We are also subject to Section 203 of the Delaware General Corporation Law, which provides, subject to enumerated exceptions, that if a person acquires 15% or more of our voting stock, the person is an “interested stockholder” and may not engage in “business combinations” with us for a period of three years from the time the person acquired 15% or more of our voting stock.

The number of shares issuable upon exercise of the 2013 Warrants and the exercise price of such 2013 Warrants can fluctuate under certain circumstances which, if triggered, can result in potentially material further dilution to our stockholders.

In connection with the 2013 7 % Notes and Warrants Transaction, we sold warrants to purchase 746,268 shares of our Common Stock. The number of shares of our Common Stock for which the 2013 Warrants issued in the 2013 7% Note and Warrant Transaction are exercisable and the price at which such shares of our Common Stock may be purchased upon exercise of the 2013 Warrants may be adjusted in the event (i) we undertake certain stock dividends, split, combinations, distributions, or (ii) we undertake certain issuances of Common Stock or convertible securities at prices lower than the then-current exercise price for such warrants. These provisions are intended to provide the investors in our 2013 Note and Warrant Transaction with partial protection from the effects of actions that dilute their interests in our Company on a fully-converted and fully-exercised basis. These provisions could result in substantial dilution to investors in our Common Stock that purchased our shares at higher prices.

In such instances, the number of shares of our Common Stock for which the 2013 Warrants are exercisable and the price at which such shares of our Common Stock may be purchased upon exercise of the 2013 Warrants can fluctuate materially lower than the current exercise price of $2.01 per share.

In the event of a stock dividend, split or combination, the number of shares of Common Stock acquirable pursuant to such 2013 Warrants would be adjusted in accordance with the following formula:

a x (b/c)

Where:

a= Current total number of shares of Common Stock issuable pursuant to the 2013 Warrant

b= Number of shares of Common Stock outstanding after the event

c= Number of shares of Common Stock outstanding before the event

Simultaneously, the exercise price of such 2013 Warrants would be adjusted in accordance with the following formula:

(a x b)/c

Where:

a= Current 2013 Warrant price

b= Number of shares of Common Stock issuable pursuant to the 2013 Warrant prior to the adjustment above

c= Number of shares of Common Stock issuable pursuant to the 2013 Warrant after such adjustment

In the event of a subsequent issuance of Common Stock by us, the number of shares of Common Stock acquirable pursuant to these 2013 Warrants would be adjusted in accordance with the following formula:

a/(a x ((b+(c/a))/d))

Where:

a= Current exercise price of the 2013 Warrant

b= Number of shares of Common Stock outstanding prior to the issuance

c= Aggregate consideration received by the issuance

d= Number of shares of Common Stock outstanding after the issuance

Simultaneously, the exercise price of the 2013 Warrants would be adjusted in accordance with the following formula:

a x ((b+(c/a))/d)

Where:

a= Current exercise price of the 2013 Warrant

b= Number of shares of Common Stock outstanding prior to the issuance

c= Aggregate consideration received by the issuance

d= Number of shares of Common Stock outstanding after the issuance

By way of illustration, the following table sets forth the impact of a subsequent issuance of Common Stock by us at approximately 25%, 50% and 75% of the current exercise price of these 2013 Warrants of $2.01 in which the total value of such subsequent issuance of Common Stock is valued at $1,000,000, $5,000,000 or $10,000,000:

Issuance Value	Issuance Price	Number of Shares Issuable In Aggregate to 2013 Warrant Holders	Exercise Price of Such 2013 Warrants Post-Subsequent Issuance
	$1.50	751,668	$2.00
$1,000,000	$1.00	730,564	$1.97
	$0.50	701,196	$1.89
	$1.50	771,152	$1.95
$5,000,000	$1.00	820,186	$1.83
	$0.50	967,292	$1.55
	$1.50	791,590	$1.89
$10,000,000	$1.00	880,902	$1.70
	$0.50	1,148,838	$1.31

The consummation of the 2015 Notes and Warrants transaction resulted in the triggering of certain of the above described anti-dilution adjustment and the exercise price of the 2013 Warrants will decrease to approximately $1.47. We issued an additional 275,529 warrants as part of the anti-dilution adjustment.

The number of shares issuable upon conversion and exercise of the 2015 Notes and Warrants and the conversion and exercise price of such 2015 Notes and Warrants can fluctuate under certain circumstances which, if triggered, can result in potentially material further dilution to our stockholders.

The number of shares of our Common Stock for which the 2015 Notes and Warrants issued in the 2015 Notes and Warrants Transaction are convertible and exercisable and the price at which such shares of our Common Stock may be purchased upon conversion and exercise of the 2015 Notes and Warrants may be adjusted in the event (i) we undertake certain stock dividends, split, combinations, distributions, or (ii) we undertake certain issuances of Common Stock or convertible securities at prices lower than the then-current exercise price for such warrants. These provisions are intended to provide the investors in our 2015 Notes and Warrants Transaction with protection from the effects of actions that dilute their interests in our Company on a fully-converted and fully-exercised basis. These provisions could result in substantial dilution to investors in our Common Stock that purchased our shares at higher prices.

In such instances, the number of shares of our Common Stock for which the 2015 Notes and Warrants are exercisable and the price at which such shares of our Common Stock may be purchased upon exercise of the 2015 Notes and Warrants can fluctuate materially lower than the current exercise price of $0.5534, $0.7090 and $0.6510 per share for the Series A Notes, Series B Notes and Warrants, respectively.

In the event of a stock dividend, split or combination, the number of shares of Common Stock acquirable pursuant to the conversion and exercise of such 2015 Notes and Warrants would be adjusted in accordance with the following formula:

a x (b/c)

Where:

a= Current total number of shares of Common Stock issuable pursuant to the 2015 Notes and Warrants

b= Number of shares of Common Stock outstanding after the event

c= Number of shares of Common Stock outstanding before the event

Simultaneously, the exercise price of such 2015 Notes and Warrants would be adjusted in accordance with the following formula:

(a x b)/c

Where:

a= Current 2015 Notes and Warrants price

b= Number of shares of Common Stock issuable pursuant to the 2015 Notes and Warrants prior to the adjustment above

c= Number of shares of Common Stock issuable pursuant to the 2015 Notes and Warrants after such adjustment

In the event of a subsequent issuance of Common Stock by us, the number of shares of Common Stock acquirable pursuant to the Series A Notes, Series B Notes and Warrants would be adjusted to the new issuance price:

By way of illustration, the following table sets forth the impact of a subsequent issuance of Common Stock by us at $0.50, $0.40, $0.30 and $0.20 per share:

Shares Recap	Current	Issuance at $0.50 per share	Issuance at $0.40 per share	Issuance at $0.30 per share	Issuance at $0.20 per share
8% Series A Notes
Principal	8,255,266	9,136,112	11,420,140	15,226,853	22,840,280
Warrants	3,675,835	4,705,882	5,982,421	7,843,133	11,764,703
Interest	1,981,263	2,192,666	2,740,833	3,654,444	5,481,667

Sub-total	13,912,364	16,034,660	20,143,394	26,724,431	40,086,650

10% Series B Notes
Principal	6,699,575	9,500,000	11,875,000	15,833,333	23,750,000
Warrants	4,032,256	5,250,000	6,562,497	8,750,000	13,125,000
Interest	650,731	922,736	1,153,421	1,537,894	2,306,842

Sub-total	11,382,562	15,672,736	19,590,918	26,121,227	39,181,842

Total	25,294,926	31,707,396	39,734,312	52,845,658	79,268,492

USE OF PROCEEDS

This prospectus covers 23,306,688 shares of our common stock, which may be sold, or otherwise disposed of, from time to time by the selling stockholders or their transferees. We will not receive any part of the proceeds from the sale or other disposition of common stock by the selling stockholders. If all of the warrants being registered for resale hereunder are fully exercised for cash, we will receive approximately $5.0 million in cash from the warrant holders. Any proceeds received by us from the exercise of warrants will be used by us for general corporate purposes, including working capital.

SELLING STOCKHOLDERS

This prospectus covers the resale or other disposition of up to an aggregate of 23,306,688 shares of our common stock issuable to the stockholders identified below (the “offered shares”). All of the offered shares are issuable, or may in the future become issuable, with respect to securities issued in connection with the Financing. The shares of common stock being offered for resale by the selling stockholders pursuant to this prospectus include: shares of common stock which may be issued to selling stockholders as a result of conversion of the Series A Notes; shares of common stock which may be issued in payment of interest on the Series A Notes; shares of common stock issuable upon the exercise of the Warrants; additional shares of common stock that may be issued to the selling stockholders upon conversion of the Series A Notes or exercise of the Warrants as a result of conversion or exercise price adjustment provisions applicable to the Series A Notes and/or the Warrants; shares of common stock that may be issued to the selling stockholders in satisfaction of other obligations under the Financing transaction documents; and shares of common stock issuable upon certain stock dividends, split, combinations, distributions.

The following table sets forth:

•	the name of each selling stockholder;

•	the nature of any material relationship within the past three years between us and any selling stockholder or any of our affiliates based on information currently available to us;

•	the number of shares of our common stock beneficially owned by each selling stockholder prior to this offering;

•	the number of shares of our common stock offered hereunder by each selling stockholder; and

•	the number and percent of shares of our common stock beneficially owned by each selling stockholder after the offering is complete. This calculation assumes that all shares are sold pursuant to this offering and that no other shares of common stock are acquired or disposed of by the selling stockholder prior to the termination of this offering.

Each of the selling stockholders is offering for sale with this prospectus the number of shares listed below subject to the limitations described in the section of this prospectus entitled “Plan of Distribution”. Except as indicated in the footnotes to this table and subject to applicable community property laws, each of the selling stockholders named in this table will have sole voting power with respect to all shares of common stock listed as beneficially owned by such selling stockholders.

The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also any shares the selling stockholder has the right to acquire within 60 days. Percentages are based on a total of 23,306,184 shares of common stock outstanding on March 26, 2015. Shares of common stock subject to options and warrants currently exercisable or convertible, or exercisable or convertible within 60 days of the date hereof, are deemed outstanding for computing the percentage of the selling stockholder holding such option or warrant but are not deemed outstanding for computing the percentage of any other selling stockholder.

In accordance with the terms of a registration rights agreement with the holders of the Series A Notes and the Warrants, this prospectus generally covers the resale of 125% of the sum of (i) the maximum number of shares of common stock issued or issuable pursuant to the Series A Notes, including payment of interest on the Series A Notes through April 11, 2017, and (ii) the maximum number of shares of common stock issued or issuable upon exercise of the Warrants, in each case, determined as if the outstanding Series A Notes (including interest on the Series A Notes through April 11, 2017) and Warrants were converted or exercised (as the case may be) in full (without regard to any limitations on conversion or exercise contained therein solely for the purpose of such calculation) at a conversion price, interest conversion price or exercise price (as the case may be) calculated as of the trading day immediately preceding the date this registration statement was initially filed with the SEC. Because the conversion price and the interest conversion price of the Series A Notes and the exercise price of the Warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Under the terms of the Series A Notes and the Warrants, a selling stockholder may not convert the Series A Notes or exercise the Warrants to the extent (but only to the extent) such selling stockholder or any of its affiliates would beneficially own a number of shares of our common stock which would exceed 9.99% of the outstanding shares of the Company (the “Ownership Limitation”). The number of shares in the second column reflects these limitations. None of the selling shareholders are subject to the Ownership Limitation, except those indicated in the table below. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Held	Shares Offered Pursuant to this Prospectus (1)	Shares Beneficially Owned After Offering is Complete (2)
			Number	Percentage
The Tail Wind Fund Ltd (3)	2,586,699	9,427,886	3,633,078	9.99%
Wolverine Flagship Fund Trading Limited (4)	2,586,699	9,427,886	3,633,078	9.99%
Goldman Capital Management (5)	5,585,166	3,347,884	3,360,084	12.44%
Frederick G. Thiel (6)	302,203	208,108	166,666	*	%
Norman K. Farra Jr. (7)	302,164	124,865	220,842	*	%
John M. Payne (8)	106,322	124,865	25,000	*	%
David M. Hughes (9)	125,781	124,865	44,459	*	%
John E. Rehfeld (10)	374,740	124,865	293,418	1.24%
Kenneth S. Cragun (11)	298,544	83,242	244,330	1.03%
Scott D. Reinke (12)	205,915	83,242	151,701	*	%
Carlos Caponera (13)	98,627	41,620	71,521	*	%
Eric Orrantia (14)	108,395	41,620	81,289	*	%
Brian Singleton (15)	42,977	41,620	15,871	*	%
Joe Lindsay (16)	52,106	41,620	25,000	*	%
HC Wainwright (17)	50,000	62,500	—	*	%

*	- Less than 1%

(1)	As noted in fifth paragraph above, the numbers in this column represent 125% of the maximum number of shares of common stock issued or issuable pursuant to the Series A Notes, including payment of interest on the Series A Notes through April 11, 2017, and upon exercise of the Warrants at a conversion price, interest conversion price or exercise price (as the case may be) calculated as of the trading day immediately preceding the date this registration statement was initially filed with the SEC, which includes approximately 4,608,131 additional shares of common stock that may be issued to the selling stockholders as a result of any such conversion, payment or exercise following price adjustment provisions applicable to the Series A Notes and/or the Warrants or in satisfaction of other obligations under the Financing transaction documents.
(2)	The numbers in this column assume that all Series A Notes will be converted, all Warrants will be exercised, and all shares being registered hereby will be sold with respect to the particular selling stockholder.
(3)

The amount set forth as the selling stockholder’s beneficial ownership is after taking into account the Fund’s Ownership Limitation. Without such Ownership Limitation, the Fund’s beneficial ownership would be 10,214,715 shares of common stock, including 3,173,483 shares issuable upon conversion of $2.25 million in principal amount of Series B Notes and 510,933 shares issuable upon exercise of Warrants. CIM Investment Management Ltd. (“CIM”), a UK corporation authorized and regulated by the Financial Services Authority of Great Britain, is the investment manager for The Tail Wind Fund Ltd., and James

Morton is the controlling shareholder of CIM. Each of CIM and James Morton may be deemed to have voting and investment power over the shares being registered hereunder and held by The Tail Wind Fund Ltd. but each expressly disclaims any equitable or beneficial ownership of these securities.
(4)	The amount set forth as the selling stockholder’s beneficial ownership is after taking into account the Ownership Limitation. Without such Ownership Limitation, the beneficial ownership of Wolverine Asset Management, LLC (“WAM”) would be 10,214,715 shares of common stock, including 3,684,416 shares issuable upon conversion of $2.25 million in principal amount of Series B Notes and 510,933 shares issuable upon exercise of Warrants. The sole member and manager of WAM is Wolverine Holdings, L.P. (“Wolverine Holdings”). Robert R. Bellick and Christopher L. Gust may be deemed to control Wolverine Trading Partners, Inc., the general partner of Wolverine Holdings.
(5)	The amount set forth as the selling stockholder’s beneficial ownership includes last reported ownership of Goldman Capital Management Inc. and is based upon, in part, the Schedule 13G filed by Goldman Capital Management Inc., of which Mr. Goldman serves as President. Mr. Goldman, in his capacity as President of Goldman Capital Management, Inc., has voting and investment power over these securities. Mr. Goldman’s beneficial ownership would be 3,007,476 shares of common stock, including 352,609 shares issuable upon conversion of $250,000 in principal amount of Series B Notes.
(6)	Mr. Thiel has served as a member of our Board of Directors since January 2013, our Chairman since January 2014, and our Chairman and Chief Executive Officer since May 2014. Includes 166,666 shares issuable upon the exercise of options that are exercisable within 60 days of March 26, 2015. Also includes 45,179 shares issuable upon the exercise of warrants, 90,358 shares issuable upon the conversion of the Series A Notes, 21,686 shares issuable as payment for interest on the Series A and Series B Notes, and 50,884 shares for future events as noted above.
(7)	Mr. Farra has served as a member of the Board of Directors since 2005. Includes 220,842 shares issuable upon the exercise of options that are exercisable within 60 days of March 26, 2015. Also includes 27,107 shares issuable upon the exercise of warrants, 54,215 shares issuable upon the conversion of the Series A Notes, 13,012 shares issuable as payment for interest on the Series A and Series B Notes, and 30,531 shares for future events as noted above.
(8)	Mr. Payne has served as a member of the Board of Directors since June 2014. Includes 25,000 shares issuable upon the exercise of options that are exercisable within 60 days of March 26, 2015. Also includes 27,107 shares issuable upon the exercise of warrants, 54,215 shares issuable upon the conversion of the Series A Notes, 13,012 shares issuable as payment for interest on the Series A and Series B Notes, and 30,531 shares for future events as noted above.
(9)	Mr. Hughes has served as a member of the Board of Directors since June 2014. Includes 44,459 shares issuable upon the exercise of options that are exercisable within 60 days of March 26, 2015. Also includes 27,107 shares issuable upon the exercise of warrants, 54,215 shares issuable upon the conversion of the Series A Notes, 13,012 shares issuable as payment for interest on the Series A and Series B Notes, and 30,531 shares for future events as noted above.
(10)	Mr. Rehfeld has served as a member of the Board of Directors since November 2005. Includes 293,418 shares issuable upon the exercise of options that are exercisable within 60 days of March 26, 2015. Also includes 27,107 shares issuable upon the exercise of warrants, 54,215 shares issuable upon the conversion of the Series A Notes, 13,012 shares issuable as payment for interest on the Series A and Series B Notes, and 30,531 shares for future events as noted above.
(11)	Mr. Cragun has served as our Chief Financial Officer and Secretary since November 2011. Prior to that, Mr. Cragun served as our Vice President of Finance since February 2009. Includes 244,330 shares issuable upon the exercise of options that are exercisable within 60 days of March 26, 2015. Also includes 18,071 shares issuable upon the exercise of warrants, 36,143 shares issuable upon the conversion of the Series A Notes, 8,674 shares issuable as payment for interest on the Series A and Series B Notes, and 20,354 shares for future events as noted above.

(12)	Mr. Reinke has served as our Chief Legal Officer since July 2014. Prior to that, Mr. Reinke served as our General Counsel since April 2009. Includes 151,701 shares issuable upon the exercise of options that are exercisable within 60 days of March 26, 2015. Also includes 18,071 shares issuable upon the exercise of warrants, 36,143 shares issuable upon the conversion of the Series A Notes, 8,674 shares issuable as payment for interest on the Series A and Series B Notes, and 20,354 shares for future events as noted above.
(13)	Mr. Caponera has served as our Senior Vice President of Consumer Properties since January 2014. Prior to that Mr. Caponera served as our Senior Director of Consumer Properties from March 2012 to January 2014. Includes 71,521 shares issuable upon the exercise of options that are exercisable within 60 days of March 26, 2015. Also includes 9,035 shares issuable upon the exercise of warrants, 18,071 shares issuable upon the conversion of the Series A Notes, 4,337 shares issuable as payment for interest on the Series A and Series B Notes, and 10,177 shares for future events as noted above.
(14)	Mr. Orrantia has served as our Vice President of Sales since August 2006. Includes 81,289 shares issuable upon the exercise of options that are exercisable within 60 days of March 26, 2015. Also includes 9,035 shares issuable upon the exercise of warrants, 18,071 shares issuable upon the conversion of the Series A Notes, 4,337 shares issuable as payment for interest on the Series A and Series B Notes, and 10,177 shares for future events as noted above.
(15)	Mr. Singleton has served as our Vice President of Innovations since August 2014. Prior to that Mr. Singleton served as our Director of Special Projects from July 2012 to August 2014. Includes 15,871 shares issuable upon the exercise of options that are exercisable within 60 days of March 26, 2015. Also includes 9,035 shares issuable upon the exercise of warrants, 18,071 shares issuable upon the conversion of the Series A Notes, 4,337 shares issuable as payment for interest on the Series A and Series B Notes, and 10,177 shares for future events as noted above.
(16)	Mr. Lindsay has served as our Vice President of Technology since October 2013. Includes 25,000 shares issuable upon the exercise of options that are exercisable within 60 days of March 26, 2015. Also includes 9,035 shares issuable upon the exercise of warrants, 18,071 shares issuable upon the conversion of the Series A Notes, 4,337 shares issuable as payment for interest on the Series A and Series B Notes, and 10,177 shares for future events as noted above.
(17)	HC Wainwright served as the Company’s placement agent for the 2015 Notes Transaction. Includes 50,000 shares issuable upon the exercise of warrants.

Except for WAM and Mr. Farra, none of the selling shareholders are affiliated with a broker-dealer and all of the selling shareholders acquired their respective securities in the ordinary course of business. None of the affiliated broker-dealers were involved in this offering in any way and there are no agreement in place with such affiliated broker-dealers to distribute to them any of the securities offered hereby. At the time of the acquisition, none of the selling shareholders had any agreements, arrangements, or understandings with any other person, either directly or indirectly, to dispose of the securities.

Description of the Securities

Series A Notes

All of the offered shares are issuable, or may in the future become issuable, with respect to securities issued in connection with a private placement financing consummated by us on March 12, 2015 (the “Financing”), including 8% Series A Notes in the aggregate principal amount of $4,568,068 (the “Series A Notes”), convertible into

8,255,266 shares of common stock at Series A Conversion Price (as defined herein), and warrants to acquire up to 7,707,091 shares of common stock (the “Warrants”). The Financing was part of the 2015 Notes and Warrants Transaction. This prospectus relates to the sale or other disposition of up to an aggregate of 23,306,688 shares of our common stock offered by the selling stockholders identified above or their transferees. The shares of common stock being offered for resale by the selling stockholders pursuant to this prospectus include: shares of common stock which may be issued to selling stockholders as a result of conversion of the Series A Notes; shares of common stock which may be issued in payment of interest on the Series A Notes; shares of common stock issuable upon the exercise of the Warrants; additional shares of common stock that may be issued to the selling stockholders upon conversion of the Series A Notes or exercise of the Warrants as a result of conversion or exercise price adjustment provisions applicable to the Series A Notes and/or the Warrants; shares of common stock that may be issued to the selling stockholders in satisfaction of other obligations under the Financing transaction documents; and shares of common stock issuable upon certain stock dividends, split, combinations, distributions.

The Series A Notes will mature on April 11, 2018 (the “Maturity Date”), unless earlier converted or redeemed, subject to the right of the Investors to extend the date under certain circumstances. The Series A Notes bear interest at a rate of 8.00% per annum on the outstanding principal amount, computed on the basis a 360-day year and twelve 30-day months. Interest is payable on the Series A Notes commencing July 1, 2015 and quarterly thereafter on January 1, April 1, July 1 and October 1 (each a “Series A Interest Date”). The interest rate payable on the Series A Notes will increase to 18.00% per annum (i) upon the occurrence of and during the continuance of any event of default pursuant to the Series A Notes, as further described below, or (ii) at any time that our Common Stock is not listed on The New York Stock Exchange, the NYSE MKT, the Nasdaq Global Select Market, the Nasdaq Global Market or the NASDAQ Capital Market. We will also be required to pay a late charge of 18.00% on any amount of principal or other amounts due on the Series A Notes which are not paid when due. Late charges on the Series A Notes are payable in arrears on each Series A Interest Date.

We may pay the applicable interest amounts due on a Series A Interest Date in shares of our Common Stock, subject to the satisfaction of certain Equity Conditions (as defined in the Series A Notes), or elect to pay in cash (or a combination of both cash and shares of our Common Stock). If we are not permitted to deliver shares of Common Stock with respect to a Series A Interest Date due to a failure to satisfy any of the conditions, we must pay the applicable interest in cash, unless the conditions are waived by the holder of the Series A Note. However, under both the Series A Notes and the Series B Notes, which were sold contemporaneously with the Series A Notes in a public offering, we are not permitted to make any cash payments on the Series A Notes and Series B Notes while our principal credit facility is in effect unless, after giving effect to any such payment, we have available cash and cash equivalents of at least $0.50 million and no event of default has occurred and is continuing under that credit facility.

If we make a payment due on any Series A Interest Date in shares of our Common Stock, the amount due on the Series A Interest Date (less any cash interest paid on such date) will be converted into shares of our Common Stock at a price per share equal to the Series A Interest Conversion Price (as defined herein). The “Series A Interest Conversion Price” is the lesser of (i) the Series A Conversion Price (as defined herein) then in effect and (ii) 80% of the quotient of (x) the sum of the volume weighted average price of the Common Stock for each of the five consecutive trading days immediately preceding such Series A Interest Date, divided by (y) five (as adjusted for stock splits, stock dividends, recapitalizations and similar events). The “Series A Conversion Price” will initially be $0.5534 per share.

The Series A Notes are the senior subordinated unsecured obligations of the Company and not the obligations of our subsidiaries. The Series A Notes are subordinated in right of payment to our principal credit facility and any successor facility, equal in right of payment with the Series B Notes, effectively subordinated to our existing and future secured debt, to the extent of the value of the collateral securing such debt, and to any debt of our subsidiaries, and senior to all other indebtedness of the Company. So long as any Series A Notes remain outstanding, neither we nor any of our current or future subsidiaries will grant a security interest in our or their respective assets, nor will we or such subsidiaries incur any new debt except for (i) trade payables in the ordinary course of our business and (ii) certain permitted indebtedness, including our principal credit facility.

Conversion

All amounts due under the Series A Notes are convertible at any time, in whole or in part, at the options of the holders, into shares of our Common Stock at an initial conversion price equal to $0.5534 per share (which we refer to as the Series A Conversion Price), which is subject to adjustment as described below. If a holder elects to convert all or any portion of a Series A Note prior to the Maturity Date, all accrued and unpaid interest and accrued and unpaid late charges on the principal amount being converted will also be converted at the Series A Conversion Price. The Series A Conversion Price is subject to adjustment for stock splits, combinations or similar events. While any of the Series A Notes are outstanding, if the Company issues Common Stock or is deemed to issue Common Stock for a consideration per share (the “New Issuance Price”) less than a price equal to the Series A Conversion Price in effect immediately prior to such issue or sale or deemed issuance or sale (the foregoing a “Dilutive Issuance”), then, immediately after such Dilutive Issuance, the Series A Conversion Price then in effect shall be reduced to the New Issuance Price, subject to certain exclusions. In addition, we have agreed that, if immediately following the close of business on March 12, 2016 (the “Adjustment Date”), the Series A Conversion Price then in effect exceeds the price equal to the quotient of (x) the sum of the volume weighted average price of the Common Stock for each of the five consecutive trading days immediately preceding the Adjustment Date, divided by (y) five (the “Adjusted Conversion Price”), the Series A Conversion Price will be reset to the Adjusted Conversion Price as of such Adjustment Date. The Series B Notes and Warrants have similar provisions with respect to a Dilutive Issuance. In such instances, the number of shares of our Common Stock for which the Series A Notes, Series B Notes and Warrants are exercisable and the price at which such shares of our Common Stock may be purchased upon exercise of the Series A Notes, Series B Notes and Warrants can fluctuate materially lower than the current exercise price of $0.5534, $0.7090 and $0.6510 per share for the Series A Notes, Series B Notes and Warrants, respectively.

In the event of a stock dividend, split or combination, the number of shares of Common Stock acquirable pursuant to the conversion and exercise of such 2015 Notes and Warrants would be adjusted in accordance with the following formula:

a x (b/c)

Where:

a= Current total number of shares of Common Stock issuable pursuant to the 2015 Notes and Warrants

b= Number of shares of Common Stock outstanding after the event

c= Number of shares of Common Stock outstanding before the event

Simultaneously, the exercise price of such 2015 Notes and Warrants would be adjusted in accordance with the following formula:

(a x b)/c

Where:

a= Current 2015 Notes and Warrants price

b= Number of shares of Common Stock issuable pursuant to the 2015 Notes and Warrants prior to the adjustment above

c= Number of shares of Common Stock issuable pursuant to the 2015 Notes and Warrants after such adjustment

In the event of a subsequent issuance of Common Stock by us, the number of shares of Common Stock acquirable pursuant to the Series A Notes, Series B Notes and Warrants would be adjusted to the new issuance price:

By way of illustration, the following table sets forth the impact of a subsequent issuance of Common Stock by us at $0.50, $0.40, $0.30 and $0.20 per share:

Shares Recap	Current	Issuance at $0.50 per share	Issuance at $0.40 per share	Issuance at $0.30 per share	Issuance at $0.20 per share
Series A Notes
Principal	8,255,266	9,136,112	11,420,140	15,226,853	22,840,280
Warrants	3,675,835	4,705,882	5,982,421	7,843,133	11,764,703
Interest	1,981,263	2,192,666	2,740,833	3,654,444	5,481,667

Sub-total	13,912,364	16,034,660	20,143,394	26,724,431	40,086,650

Shares Recap	Current	Issuance at $0.50 per share	Issuance at $0.40 per share	Issuance at $0.30 per share	Issuance at $0.20 per share
Series B Notes
Principal	6,699,575	9,500,000	11,875,000	15,833,333	23,750,000
Warrants	4,032,256	5,250,000	6,562,497	8,750,000	13,125,000
Interest	650,731	922,736	1,153,421	1,537,894	2,306,842

Sub-total	11,382,562	15,672,736	19,590,918	26,121,227	39,181,842

Total	25,294,926	31,707,396	39,734,312	52,845,658	79,268,492

If we fail to timely deliver Common Stock upon conversion of the Series A Notes, we have agreed to pay “buy-in” damages of the converting holder and certain other amounts.

If certain conditions are satisfied, we may redeem all (but not less than all) of the outstanding principal amount of the Series A Notes, together with interest to the redemption date and late charges, if any, at a redemption price equal to the amount to be redeemed plus, if the redemption date occurs prior to the first anniversary of the Closing Date, a make-whole amount equal to the amount of interest that would accrue under the Series A Notes at the interest rate then in effect assuming (for calculation purposes only) that the amount of the Series A Notes being redeemed as of the redemption date remains outstanding through the first anniversary of the Closing Date. Holders of the Series A Notes may convert their Series A Notes, in whole or in part, as described above, at the Series A Conversion Price then in effect.

Events of Default

Each of the following events constitutes an event of default under the Series A Notes:

•	the failure of the applicable registration statement (as defined in the Registration Rights Agreement) to be filed with the SEC on or prior to the date that is five days after the applicable Filing Deadline (as defined in the Registration Rights Agreement) or the failure of the applicable registration statement to be declared effective by the SEC on or prior to the date that is ten trading days after the applicable Effectiveness Deadline (as defined in the Registration Rights Agreement); provided that to the extent such failure of the applicable registration statement to be declared effective by the SEC was caused by our failure to satisfy the SEC on the relevant registration statement or any document incorporated by reference therein and we and our counsel have timely and in good faith responded to comments by the SEC as required by the Registration Rights Agreement, no event of default shall be deemed to occur for an additional five trading day period;

•	while the applicable registration statement is required to be maintained effective pursuant to the terms of the Registration Rights Agreement, the effectiveness of the applicable registration statement lapses for any reason (including, without limitation, the issuance of a stop order) or such registration statement (or the prospectus contained therein) is unavailable to any holder of Registrable Securities (as defined in the Registration Rights Agreement) for sale of all of such holder’s Registrable Securities in accordance with the terms of the Registration Rights Agreement, and such lapse or unavailability continues for a period of five consecutive trading days or for more than an aggregate of ten trading days in any 365-day period (excluding days during an Allowable Grace Period (as defined in the Registration Rights Agreement));

•	the suspension from trading or the failure of the Common Stock to be trading or listed (as applicable) on an eligible market for a period of five consecutive trading days;

•	the Company’s (A) failure to cure a Conversion Failure (other than a Conversion Failure with respect to which a Conversion Notice has been withdrawn by the holder) or a Delivery Failure (as defined in the Warrants) by delivery of the required number of shares of Common Stock within five trading days after the applicable conversion date or exercise date (as the case may be) or (B) notice, written or oral, to any holder of the Series A Notes or the Warrants, including, without limitation, by way of public announcement or through any of its agents, at any time, of its intention not to comply, as required, with a request for conversion of any Series A Notes into shares of Common Stock that is requested in accordance with the provisions of the Series A Notes, other than pursuant to the Note Blocker (as defined in the Series A Note and herein) or the Exchange Blocker (as defined in the Series A Note and herein), or a request for exercise of any Warrants for shares of Common Stock in accordance with the provisions of the Warrants;

•	subject to certain exceptions, at any time following the tenth consecutive day that the holder’s Authorized Share Allocation (as defined in the Series A Notes) is less than the number of shares of Common Stock that the holder would be entitled to receive upon a conversion of the full Conversion Amount of the Series A Note;

•	our failure to pay to the holder any amount of principal, interest, late charges or other amounts when and as due under the Series A Note (including, without limitation, our failure to pay any redemption payments or amounts hereunder) or any other Transaction Document (as defined in the Securities Purchase Agreement) or any other agreement, document, certificate or other instrument delivered in connection with the transactions contemplated hereby and thereby, except, in the case of a failure to pay interest and late charges when and as due, in which case only if such failure remains uncured for a period of at least five trading days;

•	we fail to remove any restrictive legend on any certificate or any shares of Common Stock issued to the holder upon conversion or exercise (as the case may be) of any securities acquired by the holder under the Securities Purchase Agreement (including the Series A Note) as and when required by such securities or the Securities Purchase Agreement, unless otherwise then prohibited by applicable federal securities laws, and any such failure remains uncured for at least five trading days;

•	the occurrence of any default under, redemption of or acceleration prior to maturity of at least an aggregate of $0.25 million of Indebtedness (as defined in the Securities Purchase Agreement) of the Company or any of its Subsidiaries (as defined in the Securities Purchase Agreement), other than with respect to any Other Notes (as defined in the Series A Notes);

•	bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for the relief of debtors shall be instituted by or against the Company or any subsidiary and, if instituted against the Company or any subsidiary by a third party, shall not be dismissed within 45 days of their initiation;

•	the commencement by the Company or any subsidiary of a voluntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree, order, judgment or other similar document in respect of the Company or any subsidiary in an involuntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable federal, state or foreign law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any subsidiary or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the execution of a composition of debts, or the occurrence of any other similar federal, state or foreign proceeding, or the admission by it in writing of its inability to pay its debts generally as they become due, the taking of corporate action by the Company or any subsidiary in furtherance of any such action or the taking of any action by any Person to commence a Uniform Commercial Code foreclosure sale or any other similar action under federal, state or foreign law, except, solely with respect to any involuntary case or proceeding, that is not dismissed within 45 days of their initiation;

•	the entry by a court of (i) a decree, order, judgment or other similar document in respect of the Company or any subsidiary of a voluntary or involuntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or (ii) a decree, order, judgment or other similar document adjudging the Company or any Subsidiary as bankrupt or insolvent, or approving as properly filed a petition seeking liquidation, reorganization, arrangement, adjustment or composition of or in respect of the Company or any subsidiary under any applicable federal, state or foreign law or (iii) a decree, order, judgment or other similar document appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any subsidiary or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree, order, judgment or other similar document or any such other decree, order, judgment or other similar document unstayed and in effect for a period of 45 consecutive days;

•

a final judgment, judgments, any arbitration or mediation award or any settlement of any litigation or any other satisfaction of any claim made by any Person pursuant to any litigation, as applicable, (each a

“Judgment”, and collectively, the “Judgments”) with respect to the payment of cash, securities and/or other assets with an aggregate fair value in excess of $0.25 million are rendered against, agreed to or otherwise accepted by, the Company and/or any of its subsidiaries and which Judgments are not, within 30 days after the entry thereof, bonded, discharged, settled or stayed pending appeal, or are not discharged within 30 days after the expiration of such stay; provided, however, any Judgment which is covered by insurance or an indemnity from a credit worthy party shall not be included in calculating the $0.25 million amount set forth above so long as the Company provides evidence, reasonably satisfactory to the holder, that such Judgment is covered by insurance or an indemnity and the Company or such subsidiary (as the case may be) will receive the proceeds of such insurance or indemnity within 30 days of the issuance of such Judgment;

•	the Company and/or any subsidiary, individually or in the aggregate, either (i) fails to pay, when due, or within any applicable grace period, any payment with respect to any Indebtedness in excess of $0.25 million due to any third party (other than, with respect to unsecured Indebtedness only, payments contested by the Company and/or such subsidiary (as the case may be) in good faith by proper proceedings and with respect to which adequate reserves have been set aside for the payment thereof in accordance with GAAP) or is otherwise in breach or violation of any agreement for monies owed or owing in an amount in excess of $0.25 million, which breach or violation permits the other party thereto to declare a default or otherwise accelerate amounts due thereunder, or (ii) suffer to exist any other circumstance or event that would, with or without the passage of time or the giving of notice, result in a default or event of default under any agreement binding the Company or any Subsidiary, which default or event of default would or is likely to have a material adverse effect on the business, assets, operations (including results thereof), liabilities, properties, condition (including financial condition) or prospects of the Company or any of its Subsidiaries, individually or in the aggregate;

•	other than as specifically set forth in this list of events of default, the Company or any subsidiary breaches any representation or warranty in any material respect (other than representations or warranties subject to material adverse effect or materiality limitations, which may not be breached in any respect) or any covenant or other term or condition of any Transaction Document, except, in the case of a breach of a covenant or other term or condition that is curable, only if such breach remains uncured for a period of five consecutive trading days;

•	an intentionally false or inaccurate certification by us that either (A) the Equity Conditions (as defined in the Series A Notes) are satisfied, (B) the Optional Redemption Equity Conditions (as defined in the Series A Notes) are satisfied (C) there has been no Equity Conditions Failure, (as defined in the Series A Notes) (D) there has been no Optional Redemption Equity Conditions Failure (as defined in the Series A Notes) or (E) as to whether any event of default has occurred;

•	any breach or failure in any respect by any of our subsidiaries to comply with any covenant contained in the Series A Notes, and only in the case of a breach of a covenant or other term or condition that is curable, only if such breach remains uncured for a period of five consecutive trading days;

•	any provision of any Transaction Document shall at any time for any reason (other than pursuant to the express terms thereof) cease to be valid and binding on or enforceable against the parties thereto, or the validity or enforceability thereof shall be contested by any party thereto, or a proceeding shall be commenced by the Company or any subsidiary or any governmental authority having jurisdiction over any of them, seeking to establish the invalidity or unenforceability thereof, or the Company or any subsidiary shall deny in writing that it has any liability or obligation purported to be created under any Transaction Document to which it is a party;

•	any Material Adverse Change occurs; or

•	any event of default (as defined in the Other Notes) occurs with respect to any Other Notes.

If an event of default occurs, any holder of a Series A Note may force us to redeem all or any portion of such Series A Note (including all accrued and unpaid interest thereon), in cash, at a price equal to the greater of (i) 125% of the amount being redeemed and (ii) the product of (a) the Conversion Rate (as defined below) multiplied (b) 125% of the Conversion Amount being redeemed multiplied by the highest closing sale price of our Common Stock during the period beginning on the date immediately before the event of default and ending on the date of redemption. The “Conversion Rate” is determined by dividing the amount being converted or redeemed by the Series A Conversion Price. In addition, the Series A Notes will be automatically redeemed upon the occurrence of certain events of default related to bankruptcy proceedings. If we fail to make the cash redemption payment at the holders’ option upon delivery of a notice voiding the redemption notice, the Series A Conversion Price shall be automatically adjusted with respect to each conversion effected thereafter to the lowest of (A) the Series A Conversion Price as in effect on the date on which the applicable redemption notice is voided, (B) 70% of the lowest closing bid price of the Common Stock during the period beginning on and including the date on which the applicable redemption notice is delivered to the Company and ending on and including the date on which the applicable redemption notice is voided and (C) 70% of the quotient of (I) the sum of the five lowest volume weighted average prices of the Common Stock during the twenty consecutive trading day period ending and including the trading day immediately preceding the applicable conversion date divided by (II) five.

Fundamental Transactions

The Series A Notes prohibit us from entering into specified transactions involving a change of control, unless the successor entity is a publicly traded company whose Common Stock is quoted on or listed for trading on an eligible market and the successor entity assumes in writing all of our obligations under the Series A Notes under a written agreement acceptable to the holder of the Series A Note. In the event of transactions involving a change of control, the holder of a Series A Note will have the right to force us to redeem all or any portion of the Series A Note it holds (including all accrued and unpaid interest thereon).

Covenants

The Series A Notes contain a variety of obligations on our part not to engage in specified activities, which are typical for transactions of this type, as well as the following covenants:

•	we are required to reserve from our authorized and unissued Common Stock such number of shares equal to 125% of the maximum number of shares of our Common Stock issuable upon conversion of all Series A Notes as of the Closing Date, which reservation amount will be increased to 150% of the maximum number of shares of our Common Stock issuable upon conversion of all of the Series A Notes following the date specified in the Securities Purchase Agreement;

•	we shall not, and we shall cause each of our subsidiaries to not, directly or indirectly, incur or guarantee, assume or suffer to exist any other indebtedness, except for permitted indebtedness;

•	we shall not, and we shall cause each of our subsidiaries to not, directly or indirectly, incur any liens, except for permitted liens;

•	we shall not, and we shall cause each of our subsidiaries to not, directly or indirectly, make any payments in respect of any indebtedness while an event of default under the Series A Notes has occurred and is continuing, except with respect to permitted senior indebtedness (including our bank credit facility, limited to $12.0 million aggregate principal amount) and the Series B Notes;

•	we shall not, and we shall cause each of our subsidiaries to not, directly or indirectly, redeem, repurchase or declare or pay any cash dividend or distribution on our or our subsidiaries’ capital stock;

•	we and our subsidiaries will not sell, lease, assign, transfer or otherwise dispose of any of our assets or any assets of any subsidiaries, except for certain permitted dispositions (including sales in the ordinary course of business) and the sale of the assets of our Krillion local shopping platform and certain intellectual property assets at a fair market price;

•	we shall sell (x) the assets of our Krillion local shopping platform by no later than June 30, 2015 and (y) certain intellectual property assets by no later than December 31, 2015;

•	from and after March 30, 2015, so long as the Series B Notes remain outstanding, we shall have engages an investment bank, reasonably satisfactory to the holders of Series B Notes, to explore strategic alternatives with the Company; and

•	if we receive any written notice by NASDAQ Capital Market that we have failed to satisfy the minimum trading price requirements of NASDAQ Capital Market and, as of the compliance deadline required by NASDAQ Capital Market in such written notice (each, a “Principal Market Deadline”), we still fail to satisfy such minimum trading price requirement, we will be required to, no later than such Principal Market Deadline, consummate a reverse stock split such that, after giving effect to such reverse stock split, we shall then be in compliance with the minimum trading price requirements of NASDAQ Capital Market.

Limitations on Conversion and Issuance

Certain of the holders of the Series A Notes have elected not to be able to convert their Series A Notes and shares of Common Stock may not be issued under such Series A Notes if, after giving effect to the conversion or issuance, the holder together with its affiliates would beneficially own in excess of 9.99% of our outstanding shares of Common Stock (the “Note Blocker”).

A Note may not be converted and shares of Common Stock may not be issued under the Notes if the sum of the number of shares of Common Stock to be issued plus the number of shares of Common Stock issued under all of the Note and the Warrants would exceed the number of shares of our Common Stock that the may issue without breaching NASDAQ Listing Rule 5635(d), unless we have obtained either (i) stockholder approval pursuant to NASDAQ Listing Rule 5635(d) for the issuance of more than 4,658,906 shares of our Common Stock under the Series A Notes and the Warrants or (ii) an opinion from legal counsel that more than 4,658,906 shares of our Common Stock may be issued under the Series A Notes and the Warrants under Rule 5635(d) (the “Exchange Blocker”).

Warrants

The Warrants will entitle holders of the Warrants to purchase, in the aggregate, up to 7,708,091 shares of our Common Stock. The Warrants will expire on the fifth anniversary of the Closing Date. The Warrants will initially be exercisable at an exercise price equal to $0.6510. The exercise price is subject to certain adjustments, including the same anti-dilution adjustments for the issuance of Common Stock that is applicable to the Notes. See “Description of Securities—Conversion.” The exercise price of the Warrants is also subject to adjustment for stock splits, combinations or similar events, and, in this event, the number of shares issuable upon the exercise of the Warrant will also be adjusted so that the aggregate exercise price shall be the same immediately before and immediately after the adjustment. In addition, we have agreed that, if immediately following the close of business on the Adjustment Date, the exercise price of the Warrants then in effect exceeds the price equal to the quotient of (x) the sum of the volume weighted average price of the Common Stock for each of the five consecutive trading days immediately preceding the Adjustment Date, divided by (y) five (the “Adjusted Exercise Price”), exercise price of the Warrants will be reset to the Adjusted Exercise Price as of such Adjustment Date.

The Warrants are also subject to the same limitations on exercise and issuance of Common Stock as the Notes. See “Description of Securities—Limitations on Conversion and Issuance.”

The Warrants prohibit us from entering into specified transactions involving a change of control, unless the successor entity assumes all of our obligations under the Warrants under a written agreement before the transaction is completed. When there is a transaction involving a permitted change of control, a holder of a Warrant will have the right to require us to repurchase the holder’s Warrant for a purchase price in cash equal to the Black Scholes Value (as calculated under the Warrants) of the then unexercised portion of the Warrant.

Registration Rights Agreement

In connection with the Securities Purchase Agreement, we entered into a Registration Rights Agreement with each of the Investors that is a party to the Securities Purchase Agreement (the “Registration Rights Agreement”), which provides for the registration of the Common Stock issuable upon conversion of the Series A Notes and upon exercise of the Warrants. The Company has an obligation to file a Form S-3 Registration Statement within 30 days of the Closing, to have such registration statement declared effective within 120 days of the closing (140 days if the Registration Statement is subject to review by the SEC), and to maintain the effectiveness of such registration statement for so long as the Series A Notes, Warrants or shares of Common Stock issued pursuant to the Series A Notes or Warrants are held by the Investors or their permitted assignees. The Registration Rights Agreement also provides that if there is not an effective registration statement for all of the Registrable Securities (as defined in the Registration Rights Agreement) covered by the agreement, the Investors will also have piggyback rights to include their shares in any registration statements filed by the Company with the SEC, other than registration statements covering Common Stock issuable under stock-based compensation plans, registration statements relating to Common Stock issuable in business combination transactions, and certain other registrations. The Company may become responsible for certain specified damages, including “buy-in” payments, if it fails to meet its obligations under the Registration Rights Agreement.

PLAN OF DISTRIBUTION

We are registering the shares of common stock issuable upon conversion of the Series A Notes and exercise of the Warrants to permit the resale of these shares of common stock by the holders of the Series A Notes and Warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock, although we will receive the exercise price of any Warrants not exercised by the selling stockholders on a cashless exercise basis. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock held by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales made after the date the Registration Statement is declared effective by the SEC;

•	broker-dealers may agree with a selling security holder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares of common stock under Rule 144 promulgated under the Securities Act of 1933, as amended, if available, rather than under this prospectus. In addition, the selling stockholders may transfer the shares of common stock by other means not described in this prospectus. If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders, except for members of our Board of Directors or our management, may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders, except for members of our Board of Directors or our management, may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders, except for members of our Board of Directors or our management, may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders, except for members of our Board of Directors or our management, may pledge or grant a security interest in some or all of the Series A Notes, Warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

To the extent required by the Securities Act and the rules and regulations thereunder, the selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $28,245, in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act in accordance with the registration rights agreements or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreements or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the shares of common stock offered in this prospectus will be passed upon for us by Scott D. Olson, Esq., Costa Mesa, California.

EXPERTS

The consolidated financial statements and schedule as of December 31, 2014 and 2013, and for the years then ended, incorporated by reference in this Prospectus, have been so incorporated in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, (the report on the consolidated financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern), incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information about us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other documents referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement of which this prospectus is a part, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, Room 1580, Washington, D.C. 20549. You may also obtain copies of the document at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

We are subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements and other information with the SEC. We also intend to furnish our stockholders with annual reports containing our financial statements audited by an independent registered public accounting firm and quarterly reports containing our unaudited financial information. We maintain a website at www.local.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our web address does not constitute incorporation by reference of the information contained at or accessible through this site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be a part of this prospectus, and information that we file with the SEC at a later date will automatically update or supersede this information. We incorporate by reference the following documents as well as any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2014;

•	Our current reports on Form 8-K filed on February 27, 2015 (with respect to Item 3.01 only); March 10, 2015 (with respect to Items 1.01, 1.02, 2.03 and 3.02); and March 12, 2015; and

•	The description of our common stock contained in our registration statement on Form SB-2 filed with the SEC on June 29, 2004 and amended on August 11, 2004, September 16, 2004, October 7, 2004, and October 18, 2004.

All documents filed (other than documents or information deemed to have been furnished and not filed in accordance with SEC rules) by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing of this registration statement, whether before or after it is declared effective, and prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus.

Any statement in a document incorporated or deemed to be incorporated by reference in this prospectus is deemed to be modified or superseded to the extent that a statement contained in this prospectus, or in any other document we subsequently file with the SEC, modifies or supersedes that statement. If any statement is modified or superseded, it does not constitute a part of this prospectus, except as modified or superseded.

Information that is “furnished to” the SEC shall not be deemed “filed with” the SEC and shall not be deemed incorporated by reference into this prospectus or the registration statement of which this prospectus is a part.

You may obtain any of the documents incorporated by reference through the SEC or the SEC’s website as described above. You may also obtain copies of these documents free of charge upon written or oral request to Investor Relations, Local Corporation, 7555 Irvine Center Drive, Irvine, California 92618, telephone: (949) 784-0800.

Part II.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses payable by the Registrant in connection with the registration of the securities being offered by this Registration Statement. All amounts are estimates except the Securities and Exchange Commission registration fee.

SEC registration fee	$1,110
Accounting fees and expenses	15,000
Legal fees and expenses	2,500
Printing and engraving expenses	1,500
Miscellaneous	4,000

Total	$24,110

Item 15.	Indemnification of Directors and Officers.

As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and amended and restated bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payments of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that:

•	we may indemnify our directors, officers, and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our amended and restated bylaws are not exclusive.

Our amended and restated certificate of incorporation, attached as an exhibit to our Registration Statement on Form SB-2, Amendment No. 2, filed with the SEC on September 16, 2004, the amendment to our restated certificate of incorporation, attached as an exhibit to our Current Report on Form 8-K filed with the SEC on August 17, 2009, and our amended and restated bylaws, attached as an exhibit to our Current Report on Form 8-K filed with the SEC on November 2, 2007, provide for the indemnification provisions described above and elsewhere herein. In addition, we have entered into separate indemnification agreements, a form of which is attached as Exhibit 10.9 to our Registration Statement on Form SB-2, Amendment No. 1, filed with the Securities and Exchange Commission on August 11, 2004, with our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, subject to certain exceptions and limitations. These indemnification agreements also require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. In addition, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

The agreement to register the shares held by the selling stockholders, as set forth in the Investor Rights Agreement, provides for cross-indemnification in connection with registration of the registrant’s common stock on behalf of those selling stockholders.

These indemnification provisions and the indemnification agreements entered into between the Registrant and its officers and directors may be sufficiently broad to permit indemnification of the Registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

Item 16.	Exhibits

Exhibit Number	Exhibit Description

3.1(1)	Amended and Restated Certificate of Incorporation of the Registrant

3.2(2)	Amendment to Restated Certificate of Incorporation of the Registrant

3.3(3)	Amended and Restated Bylaws of the Registrant

4.1(4)	Securities Purchase Agreement, dated March 9, 2015, between Local Corporation and the Investors named therein.(*)

4.2(4)	Form of Series A Notes and Series B Notes (*)

4.3(4)	Form of Warrant (*)

4.4(4)	Form of Registration Rights Agreement (*)

5.1**	Opinion of Scott D. Olson, Esq.

23.1**	Consent of BDO USA, LLP, independent registered public accounting firm.

23.2**	Consent of Scott D. Olson, Esq. (included in Exhibit 5.1).

24.1**	Power of Attorney (see Page II-5 of this Form S-3).

*	Certain of the agreements filed as exhibits contain representations and warranties made by the parties thereto. The assertions embodied in such representations and warranties are not necessarily assertions of fact, but a mechanism for the parties to allocate risk. Accordingly, investors should not rely on the representations and warranties as characterizations of the actual state of facts or for any other purpose at the time they were made or otherwise.
**	Filed herewith.

(1)	Incorporated by reference from the Registrant’s Registration Statement on Form SB-2, Amendment No. 2, filed with the SEC on September 16, 2004.
(2)	Incorporated by reference from the Registrant’s Current Report on Form 8-K, filed with the SEC on August 17, 2009.
(3)	Incorporated by reference from the Registrant’s Current Report on Form 8-K, filed with the SEC on November 2, 2007.
(4)	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the SEC on March 10, 2015.

Item 17.	Undertakings

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(5) That for the purpose of determining liability under the Securities Act to any purchaser:

(i) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x), for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference in to the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities being offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 hereof, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on April 10, 2015.

LOCAL CORPORATION

/s/ Frederick Thiel
Frederick Thiel
Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby severally constitutes and appoints Frederick Thiel and Kenneth S. Cragun and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorneys-in-fact and agents or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Frederick Thiel Frederick Thiel	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	April 10, 2015

/s/ Kenneth S. Cragun Kenneth S. Cragun	Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	April 10, 2015

/s/ Norman K. Farra Jr. Norman K. Farra Jr.	Director	April 10, 2015

/s/ John Payne John Payne	Director	April 10, 2015

/s/ John E. Rehfeld John E. Rehfeld	Director	April 10, 2015

/s/ David Hughes David Hughes	Director	April 10, 2015

* - /s/ Frederick Thiel Frederick Thiel Attorney-in-fact		April 10, 2015

EXHIBIT INDEX

Exhibit Number	Exhibit Description

3.1(1)	Amended and Restated Certificate of Incorporation of the Registrant

3.2(2)	Amendment to Restated Certificate of Incorporation of the Registrant

3.3(3)	Amended and Restated Bylaws of the Registrant

4.1(4)	Securities Purchase Agreement, dated March 9, 2015, between Local Corporation and the Investors named therein.(*)

4.2(4)	Form of Series A Notes and Series B Notes (*)

4.3(4)	Form of Warrant (*)

4.4(4)	Form of Registration Rights Agreement (*)

5.1**	Opinion of Scott D. Olson, Esq.

23.1**	Consent of BDO USA, LLP, independent registered public accounting firm.

23.2**	Consent of Scott D. Olson, Esq. (included in Exhibit 5.1).

24.1**	Power of Attorney (see Page II-5 of this Form S-3).

*	Certain of the agreements filed as exhibits contain representations and warranties made by the parties thereto. The assertions embodied in such representations and warranties are not necessarily assertions of fact, but a mechanism for the parties to allocate risk. Accordingly, investors should not rely on the representations and warranties as characterizations of the actual state of facts or for any other purpose at the time they were made or otherwise.
**	Filed herewith.

(1)	Incorporated by reference from the Registrant’s Registration Statement on Form SB-2, Amendment No. 2, filed with the SEC on September 16, 2004.
(2)	Incorporated by reference from the Registrant’s Current Report on Form 8-K, filed with the SEC on August 17, 2009.
(3)	Incorporated by reference from the Registrant’s Current Report on Form 8-K, filed with the SEC on November 2, 2007.
(4)	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the SEC on March 10, 2015.